UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company)
CHEMBIO DIAGNOSTICS, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
163572209
(CUSIP Number of Class of Securities)
Richard L. Eberly
Chief Executive Officer and President
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763
(631) 924-1135
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
With copies to:
Sean M. Jones
Julie F. Rizzo
K&L Gates LLP
300 South Tryon Street, Suite 1000
Charlotte, NC 28202
(704) 331-7400
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.
Name and Address
The name of the subject company is Chembio Diagnostics, Inc., a Nevada corporation (“Chembio” or the “Company”). The address of the Company’s principal executive office is 3661 Horseblock Road, Medford, New York 11763. The telephone number of the Company’s principal executive office is (631) 924-1135.
Securities
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of February 8, 2023, there were (i) 36,725,858 issued and outstanding Shares, including Shares in respect of vested Company RSUs (as defined below), (ii) 3,657,163 Shares covered by Company Options (as defined below), and (iii) 1,570,779 Shares covered by unvested Company RSUs.
Item 2.	Identity and Background of Filing Person.
Name and Address
The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in “Item 1. Subject Company Information—Name and Address” above, which information is incorporated by reference herein. The Company’s website is www.chembio.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.
Tender Offer
This Schedule 14D-9 relates to the tender offer by Project Merci Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”), to purchase all of the outstanding Shares for a purchase price of $0.45 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is more fully described in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended or supplemented, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated January 31, 2023 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “Merger Agreement”), by and among Parent, Purchaser and the Company. A more complete description of the Merger Agreement is summarized in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements” and the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, (a) Purchaser will merge with and into the Company pursuant to Nevada Revised Statutes (the “NRS”) Section 92A.133, (b) the separate corporate existence of Purchaser will thereupon cease and (c) the Company will continue as the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). Upon the closing of the Merger and filing of the articles of merger with the Office of the Nevada Secretary of State, each Share (other than (1) Shares held by the Company as treasury shares immediately prior to the effective time of the Merger, (2) Shares owned directly or indirectly by Parent or its subsidiaries, including Purchaser, if any, and (3) Shares owned by a wholly-owned subsidiary of the Company, which Shares shall be cancelled without any payment made with respect thereto) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholding (the “Merger Consideration”). In addition, at the effective time of the Merger, if it is determined that such right to dissent has arisen as a result of the Shares not being listed on the Nasdaq Capital Market or otherwise, any Shares outstanding immediately prior to the effective time of the

Merger and held by a holder who has not validly tendered such Shares in the Offer or consented thereto in writing and who has properly demanded payment of fair value (as defined in NRS Sections 92A.320) for such Shares in accordance with the requirements of the NRS Sections 92A.300 to 92A.500, inclusive (if any) (the “Dissenting Shares”), shall not be converted into the right to receive consideration contemplated under the Merger Agreement, and the holders of Dissenting Shares shall be entitled to only such rights as are granted by NRS Sections 92A.300 to 92A.500, inclusive. No stockholder vote will be required to consummate the Merger pursuant to NRS Section 92A.133. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly-owned indirect subsidiary of Parent.
The obligation of Purchaser, and of Parent to cause Purchaser, to accept for payment and pay for any Shares validly tendered in the Offer and not validly withdrawn pursuant to the Offer is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement, including, among other things: (1) the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer and received by the depositary (determined in accordance with NRS Section 92A.133(4)(g)), when added to any Shares owned by Purchaser, if any, equals, a majority of the voting power of the then issued and outstanding Shares, (2) the Merger Agreement has not been terminated in accordance with its terms and (3) no order or other legal restraint that prohibits the consummation of the Merger being in effect.
Purchaser commenced (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on February 14, 2023. The Offer shall initially be scheduled to expire at, one minute after 11:59 p.m., New York City time, on March 14, 2023, the date that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement.
The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement.
Parent has formed Purchaser for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the structuring and negotiating of the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the address of the principal executive office of each of Parent and Purchaser is 22 Boulevard Sébastien Brant, 67400 Illkirch-Graffenstaden, France and the telephone number at such principal office is +33 (0)3 88 77 57 21.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov or on the Company’s website at www.chembio.com.
Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) any of its or their respective executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.
The Company’s board of directors (the “Company Board”) was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Background of the Transactions; Reasons for the Recommendation of the Company Board—Reasons for the Recommendation of the Company Board.”
Arrangements between the Company, Parent and Purchaser
Merger Agreement
On January 31, 2023, the Company, Parent and Purchaser entered into the Merger Agreement. The summary and description of the material provisions of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 11 — “The Merger Agreement; Other Agreements—Terms and Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
The Merger Agreement governs the contractual rights among the parties in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding its terms and is not intended to provide any factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by stockholders, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Stockholders are not third-party beneficiaries under the Merger Agreement except for the right to receive the Merger Consideration if the Merger occurs and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Parent, Purchaser or the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Parent’s, Purchaser’s or the Company’s public disclosures.
Confidentiality and Non-Disclosure Agreement
On May 25, 2022, the Company and Parent entered into a Confidentiality and Non-Disclosure Agreement in consideration of a possible transaction between the Company and Parent. Under the Confidentiality and Non-Disclosure Agreement, the Company and Parent agreed, subject to certain exceptions, to keep confidential certain non-public information concerning the other party. The Confidentiality and Non-Disclosure Agreement also provided for a two-year officer non-solicit period and a two-year standstill period, which standstill period expired with the signing of the Merger Agreement. The summary of the Confidentiality and Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality and Non-Disclosure Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements with Current Executive Officers and Directors of the Company
Overview
Certain executive officers and non-employee directors of the Company may be deemed to have interests in the Transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. In considering the recommendation of the Company Board that you tender your Shares into the Offer, you should be aware of these interests. In reaching its decision to approve the Merger Agreement and the Transactions contemplated thereby, the Company Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—
Background of the Transactions; Reasons for the Recommendation of the Company Board.” As described in more detail below, these interests include:
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the accelerated vesting and cash-out of Company restricted stock units (the “Company RSUs”) held by non-employee directors and executive officers in connection with the Transactions contemplated by the Merger Agreement in accordance with its terms; and

•	certain contractual severance payments and/or benefits in the event an executive officer experiences a qualifying termination of employment.
Except as otherwise specifically noted below, for purposes of all of the agreements and plans described below, the consummation of the Transactions contemplated by the Merger Agreement will constitute a Company “change in control” (a “change in control”). Furthermore, except as otherwise specifically noted below, the plans and agreements described below were not amended or modified in any respect in anticipation of the Transactions contemplated by the Merger Agreement. All payments and benefits described below will be subject to any required withholding of taxes.

Treatment of Shares under the Merger Agreement
Certain non-employee directors and executive officers of the Company hold Shares. If the non-employee directors and executive officers of the Company who own such Shares were to tender those Shares into the Offer, they would receive the same consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares into the Offer. If the Merger occurs, then, at the effective time of the Merger, any Shares owned by the Company’s non-employee directors and executive officers that were not tendered into the Offer will be entitled to receive the same consideration per Share on the same terms and conditions as the other stockholders of the Company whose Shares are converted into the right to receive the Merger Consideration in the Merger.
As of February 8, 2023, the non-employee directors and executive officers of the Company beneficially owned 571,626 Shares in the aggregate. If the Transactions contemplated by the Merger Agreement are consummated, the non-employee directors and executive officers would be entitled to receive an aggregate amount of $257,233 in cash in respect of such Shares, without interest.
The following table sets forth, as of February 8, 2023, the consideration that each non-employee director and executive officer would be entitled to receive in respect of his or her outstanding Shares, as of such date, if the Transactions contemplated by the Merger Agreement are consummated (based on the Offer Price and the Merger Consideration, which are the same).
Name	Position	Company Shares (#)	Consideration Payable in Respect of Company Shares ($)
Richard L. Eberly	President, Chief Executive Officer, Director	245,850*	110,633
Lawrence J. Steenvoorden	Executive Vice President, Chief Financial Officer	0	0
Javan Esfandiari	Executive Vice President, Chief Science and Technology Officer	98,348	44,257
Paul J. Angelico	Executive Vice President, Chief Operations Officer	46,473	20,913
Charles Caso	Sr. Vice President, Global Commercial Operations	0	0
Katherine L. Davis	Director	106,457	47,906
John G. Potthoff, Ph.D.	Director	54,086	24,339
David W.K. Acheson, M.D.	Director	14,678	6,605
David W. Bespalko	Director	5,734	2,580
Leslie Teso-Lichtman	Director	0	0
*	Includes 51,415 Shares held indirectly by Mr. Eberly’s spouse.
Treatment of Equity-Based Awards under the Merger Agreement
As of February 8, 2023, certain of our non-employee directors and executive officers held one or more stock options (“Company Options”) and/or unvested Company RSUs. At the effective time of the Merger, by virtue of the Merger and without any action on part of any party, the holders of any Company Options or Company RSUs, or any other person:
•	Each Company Option that is outstanding immediately prior to the effective time of the Merger will automatically terminate for no consideration; and
•
Each unvested Company RSU that is outstanding immediately prior to the effective time of the Merger (including each unvested Company RSU that becomes vested in connection with the Offer or the Merger) will automatically be canceled and converted into the right to receive an amount of cash equal to the Merger Consideration without any interest thereon (the “Company RSU Merger Consideration”).

The Company RSU Merger Consideration will be paid no later than ten business days after the effective time of the Merger.
The following table sets forth, as of February 8, 2023, the consideration that each non-employee director or executive officer would be entitled to receive in respect of his or her outstanding unvested Company RSUs, as of such date, based on the Merger Consideration. This table assumes, as prohibited pursuant to the Merger Agreement, that no additional equity-based awards will be granted between the date of this Schedule 14D-9 and the effective time of the Merger. All Company Options held by each non-employee director and executive officer are “underwater” based on the Merger Consideration and, pursuant to the Merger Agreement, will automatically terminate for no consideration at the effective time of the Merger.
Name	Position	Company RSUs (#)	Consideration Payable in Respect of Company RSUs ($)
Richard L. Eberly	President, Chief Executive Officer, Director	587,283	264,277
Lawrence J. Steenvoorden	Executive Vice President, Chief Financial Officer	160,714	72,321
Javan Esfandiari	Executive Vice President, Chief Science and Technology Officer	169,807	76,413
Paul J. Angelico	Executive Vice President, Chief Operations Officer	114,365	51,464
Charles Caso	Sr. Vice President, Global Commercial Operations	107,873	48,543
Katherine L. Davis	Director	32,000	14,400
John G. Potthoff, Ph.D.	Director	32,000	14,400
David W.K. Acheson, M.D.	Director	32,000	14,400
David W. Bespalko	Director	43,470	19,562
Leslie Teso-Lichtman	Director	96,000	43,200
Employment Agreements
The Company is party to an employment agreement with three executive officers (the “Employment Agreements”). As described below, certain of these Employment Agreements provide payments and/or benefits in the event of a change in control, regardless of whether the applicable executive officer’s employment is terminated (a so-called “single-trigger” payment and/or benefit). In addition, as described below, certain of these Employment Agreements provide for payments and/or benefits in the event the applicable executive officer experiences a qualifying termination in connection with a change in control (a so-called “double-trigger” payment and/or benefit).
Richard L. Eberly Employment Agreement
Mr. Eberly’s Employment Agreement provides for the accelerated vesting of his initial Company RSU award in connection with the Transactions contemplated by the Merger Agreement (a single-trigger benefit). This acceleration and the subsequent cash out will occur as described above under “Treatment of Equity-Based Awards under the Merger Agreement”. The Employment Agreement also provides for payments and benefits in the event Mr. Eberly’s employment is terminated by the Company without “cause” (as described below), by him for “good reason” (as described below) or the Company does not renew the Employment Agreement upon the expiration of its term (in each case, an “Eberly Qualifying Termination”). These payments and benefits consist of:
•	payment to Mr. Eberly of a lump-sum cash payment equal to one times his base salary (paid within two weeks following the termination);
•
payment to Mr. Eberly of a prorated a target bonus for the year of termination, prorated for the number of days of Mr. Eberly’s employment during the year of termination. The prorated target bonus is paid only if the Company determines that the applicable performance goals are satisfied, in which case it is paid within thirty days following such determination;

•
payment to Mr. Eberly, for the two-year period following termination (or, if earlier, until Mr. Eberly becomes eligible for coverage under health care plans of a subsequent employer), monthly cash payments equal to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) premium for the highest level of coverage available under the Company’s group health plans, reduced by the monthly amount that Mr. Eberly would pay for such coverage if he was an active employee; and

•
in the event the termination occurs within the twelve-month period following a change in control (a so-called “double-trigger termination”), Mr. Eberly would become entitled to (a) the payments and benefits described above, except that the lump-sum cash payment referenced in the first bullet would equal two times, instead of one times, Mr. Eberly’s base salary, and (b) accelerated vesting in full of all time-based equity awards.

For purposes of Mr. Eberly’s Employment Agreement, “cause” means Mr. Eberly’s: (a) conviction of, or pleading nolo contendere to, any crime, whether a felony or misdemeanor, involving the purchase or sale of any security, mail or wire fraud, theft, embezzlement, moral turpitude, or theft of Company property (with the exception of minor traffic violations and similar misdemeanors); (b) repeated neglect of his duties to the Company; or (c) willful misconduct in connection with the performance of his duties or other material breach of his Employment Agreement. However, the Company may not terminate Mr. Eberly’s employment for cause unless (i) the Company first gives Mr. Eberly notice of its intention to terminate and of the grounds for such termination within ninety days following the date the Company Board is informed of such grounds at a meeting of the Company Board and (ii) if such cause is capable of being cured, Mr. Eberly has not, within thirty days following receipt of such notice, cured such cause in a manner reasonably satisfactory to the Company Board.
For purposes of Mr. Eberly’s Employment Agreement, “good reason” means the Company: (a) reducing Mr. Eberly’s position, duties, or authority; (b) failing to secure the agreement of any successor entity to the Company that Mr. Eberly will continue in his position without reduction in position, duties or authority; (c) relocating Mr. Eberly’s principal work location beyond a fifty-mile radius of his work location as of the effective date of his Employment Agreement; or (d) committing any material breach of his Employment Agreement. For purposes of the definition of “good reason”, the occurrence of a change in control, following which the Company continues to have its common stock publicly traded and Mr. Eberly is offered continued employment as an executive officer with substantially the same duties and authority of such publicly traded entity as he has under his existing Employment Agreement, will not be deemed to give rise to an event or condition constituting good reason. Also, no event or condition will constitute good reason unless (i) Mr. Eberly gives the Company a notice specifying his objection to such event or condition within ninety days following the occurrence of such event or condition, (ii) such event or condition is not corrected, in all material respects, by the Company in a manner that is reasonably satisfactory to Mr. Eberly within thirty days following the Company’s receipt of such notice, and (iii) Mr. Eberly resigns from his employment with the Company not more than thirty days following the expiration of the thirty-day period described in the foregoing clause (ii).
If, for so long as Mr. Eberly is employed by the Company and for a period of one year following the termination of his employment with the Company, Mr. Eberly breaches in any material respect any of his obligations under his Non-Disclosure, Intellectual Property, Non-Competition and Non-Solicitation Agreement with the Company, including, directly or indirectly, (i) inducing or attempting to induce any employee of the Company to leave the employ of the Company, or in any way interfering with the relationship between the Company and any other employee; (ii) except when acting at the request of the Company on behalf of or for the benefit of the Company, inducing suppliers, subcontractors, customers, agents or other sources of material, services or distribution of the Company’s business under contract or doing business with the Company to terminate, reduce, alter or divert business with or from the Company; and (iii) either as a principal, agent, employee, employer, consultant, partner, member or manager of a limited liability company, shareholder of a company that does not have securities registered under the Exchange Act, or a stockholder in excess of one percent of a company that has securities registered under the Exchange Act, corporate officer or director, or in any other individual or representative capacity, engage or otherwise participate in any manner or fashion in any business that directly competes with the business activities of the Company in or about any market in which the Company is, or has publicly announced a plan for doing business, the Company may cease providing him with any unpaid payments and/or benefits, including portions related to continued health coverage, subject to applicable laws. The covenant described under clause (iii) above will not apply if Mr. Eberly’s employment is terminated within twelve months of a change in control. Mr. Eberly’s receipt of severance benefits is subject to

Mr. Eberly executing and delivering to the Company a general release of claims in favor of the Company and certain related parties, in substantially the form attached as Exhibit A to the Employment Agreement. The release of claims includes a customary mutual non-disparagement covenant. Payments and benefits under the Employment Agreement are subject to recoupment by the Company under any applicable recoupment policy of the Company that is generally applicable to the Company’s executives, as may be adopted by the Company Board and in effect from time-to-time or as required by applicable law.
The initial term of the Employment Agreement began on March 16, 2020, and ended on December 31, 2021. Commencing on January 1, 2022 and each January 1 thereafter, the term will be automatically extended for one additional calendar year unless, not later than the October 1 immediately preceding the scheduled expiration of the term (or any extension thereof), either Mr. Eberly or the Company gives notice to the other party that the term will not be extended.
The Employment Agreement provides that the Company will cause the Employment Agreement to be assumed by any entity that succeeds to all or substantially all of the Company’s business or assets and that the Employment Agreement will be binding upon any successor to all or substantially all of the Company’s business or assets. However, no such assumption will release the Company of its obligations under the Employment Agreement, to the extent not satisfied by such successor, without Mr. Eberly’s consent.
The Employment Agreement also provides that upon Mr. Eberly’s “permanent disability” (as defined in the Employment Agreement) or death, he or his estate will be entitled to the prorated bonus described in the second bullet above, subject to the same terms and conditions described in that bullet, as well as accelerated vesting of his initial Company Option grant under the Employment Agreement.
For an estimate of the value of the payments and benefits described above that would become payable to Mr. Eberly under his Employment Agreement in the event of an Eberly Qualifying Termination following a change in control, see “Item 8. Additional Information—Information Regarding Golden Parachute Disclosure” below. For an estimate of the cash payments in respect of each of Mr. Eberly’s equity award holdings, see “Treatment of Equity-Based Awards under the Merger Agreement” above.
Lawrence J. Steenvoorden Employment Agreement
Mr. Steenvoorden’s Employment Agreement provides for payments and benefits in the event Mr. Steenvoorden’s employment is terminated by the Company without “cause” (as defined in Mr. Eberly’s employment agreement, but with respect to Mr. Steenvoorden), by him for “good reason” (as defined in Mr. Steenvoorden’s employment agreement, but with respect to Mr. Steenvoorden) or the Company does not renew the Employment Agreement upon the expiration of its term, regardless of whether in such termination occurs before, on or after a change in control. These payments and benefits consist of:
•	payment to Mr. Steenvoorden of a lump-sum cash payment equal to one times his base salary (paid within two weeks following the termination);
•
payment to Mr. Steenvoorden of a prorated a target bonus for the year of termination, prorated for the number of days of Mr. Steenvoorden’s employment during the year of termination. The prorated target bonus is paid only if the Company determines that the applicable performance goals are satisfied, in which case it is paid within thirty days following such determination;

•
payment to Mr. Steenvoorden, for the one-year period following termination (or, if earlier, until Mr. Steenvoorden becomes eligible for coverage under health care plans of a subsequent employer), monthly cash payments equal to the COBRA premium for the highest level of coverage available under the Company’s group health plans, reduced by the monthly amount that Mr. Steenvoorden would pay for such coverage if he was an active employee; and

•
in the event the termination occurs within the twelve-month period following a change in control (a so-called “double-trigger termination”), the shares subject to Mr. Steenvoorden’s initial Company Option and Company RSU will accelerate in full.

If, for so long as Mr. Steenvoorden is employed by the Company and for a period of one year following the termination of his employment with the Company, Mr. Steenvoorden breaches in any material respect any of his obligations under his Non-Disclosure, Intellectual Property, Non-Competition and Non-Solicitation Agreement with the Company, including, directly or indirectly, (i) inducing or attempting to induce any employee of the

Company to leave the employ of the Company, or in any way interfering with the relationship between the Company and any other employee; (ii) except when acting at the request of the Company on behalf of or for the benefit of the Company, inducing suppliers, subcontractors, customers, agents or other sources of material, services or distribution of the Company’s business under contract or doing business with the Company to terminate, reduce, alter or divert business with or from the Company; and (iii) either as a principal, agent, employee, employer, consultant, partner, member or manager of a limited liability company, shareholder of a company that does not have securities registered under the Exchange Act, or a stockholder in excess of one percent of a company that has securities registered under the Exchange Act, corporate officer or director, or in any other individual or representative capacity, engage or otherwise participate in any manner or fashion in any business that directly competes with the business activities of the Company in or about any market in which the Company is, or has publicly announced a plan for doing business, the Company may cease providing him with any unpaid payments and/or benefits, including portions related to continued health coverage, subject to applicable laws. The covenant described under clause (iii) above will not apply if Mr. Steenvoorden’s employment is terminated within twelve months of a change in control. Mr. Steenvoorden’s receipt of severance benefits is subject to Mr. Steenvoorden executing and delivering to the Company a general release of claims in favor of the Company and certain related parties, in substantially the form attached as Exhibit A to the Employment Agreement. The release of claims includes a customary mutual non-disparagement covenant. Payments and benefits under the Employment Agreement are subject to recoupment by the Company under any applicable recoupment policy of the Company that is generally applicable to the Company’s executives, as may be adopted by the Company Board and in effect from time-to-time or as required by applicable law.
The initial term of the Employment Agreement began on January 5, 2022, and ended on December 31, 2022. Commencing on January 1, 2023 and each January 1 thereafter, the term will be automatically extended for one additional calendar year unless, not later than the October 1 immediately preceding the scheduled expiration of the term (or any extension thereof), either Mr. Steenvoorden or the Company gives notice to the other party that the term will not be extended.
The Employment Agreement provides that the Company will cause the Employment Agreement to be assumed by any entity that succeeds to all or substantially all of the Company’s business or assets and that the Employment Agreement will be binding upon any successor to all or substantially all of the Company’s business or assets. However, no such assumption will release the Company of its obligations under the Employment Agreement, to the extent not satisfied by such successor, without Mr. Steenvoorden’s consent.
The value of the payments and benefits described above that would become payable to Mr. Steenvoorden under his Employment Agreement (excluding cash payments for his equity awards as shown under “Treatment of Equity-Based Awards under the Merger Agreement” above) in the event of a Steenvoorden Qualifying Termination immediately following a change in control is estimated to be $383,785. This assumes that the relevant performance goals for the prorated target bonus are satisfied, Mr. Steenvoorden receives COBRA payments for the maximum one-year period provided under the Employment Agreement, and the termination occurred on February 8, 2023. For an estimate of the cash payments in respect of each of Mr. Steenvoorden’s equity award holdings, see “Treatment of Equity-Based Awards under the Merger Agreement” above.
The Employment Agreement also provides that upon Mr. Steenvoorden’s “permanent disability” (as defined in the Employment Agreement) or death, he or his estate will be entitled to the prorated bonus described in the second bullet above, subject to the same terms and conditions described in that bullet.
Javan Esfandiari Employment Agreement
Mr. Esfandiari’s Employment Agreement provides that if Mr. Esfandiari’s employment is terminated by the Company without “cause” (as described below), or if Mr. Esfandiari terminates his employment for “reasonable basis” (as described below), then the Company will, in exchange for Mr. Esfandiari’s execution of a general release and waiver of claims against the Company as of the termination date in a form reasonably acceptable to the Company, continue to pay Mr. Esfandiari’s his base salary for a period of twelve months following the date such general release and waiver of claims is executed in accordance with the Company’s customary payroll practices.
For purposes of Mr. Esfandiari’s Employment Agreement, “cause” will occur if the Company Board, acting in good faith based upon the information then known to the Company, determines that Mr. Esfandiari has engaged in or committed any of the following: (a) willful misconduct, gross negligence, theft, fraud, or other illegal conduct; (b) refusal or unwillingness to perform Mr. Esfandiari’s duties; (c) performance by Mr. Esfandiari of Mr. Esfandiari’s duties determined by the Company Board to be inadequate in a material respect; (d) breach of any applicable non-competition provision, confidentiality provision or other proprietary information or inventions agreement between Mr. Esfandiari and the Company; (e) inappropriate conflict of interest; (f) insubordination; (g) failure to follow the directions of the Company Board or any committee thereof; (h) any other material breach of his Employment; or (i) an indictment or conviction of any felony, or any entry of a plea of nolo contendre, under the laws of the United States or any United States state.
For purposes of Mr. Esfandiari’s Employment Agreement, “reasonable basis” means (a) a material breach of his Employment Agreement by the Company, provided, however, that Mr. Esfandiari must provide written notice to the Company of any alleged material breach, and any alleged material breach will only be considered a material breach if the Company fails to cure such breach within thirty days after receiving notice of such breach; (b) termination of Mr. Esfandiari’s employment by the Company without cause during the term of the Employment Agreement; (c) a reduction in Mr. Esfandiari’s salary, except to the extent that a majority of the other executive officers of the Company incur reductions of salary that average no less than the percentage reduction incurred by Mr. Esfandiari; or (d) termination of Mr. Esfandiari’s employment by Mr. Esfandiari within six (6) months after a change in control.
The Employment Agreement provides that so long as Mr. Esfandiari is employed by the Company, and (i) for a period of two years following the termination of his employment under the Employment Agreement, Mr. Esfandiari will not induce or attempt to induce any employee of the Company to leave the employ of the Company, or in any way interfere with the relationship between the Company and any other employee; (ii) for a period of one year following the termination of his employment under the Employment Agreement, Mr. Esfandiari, except when acting at the request of the Company on behalf of or for the benefit of the Company, will not induce customers, agents or other sources of distribution of the Company’s business under contract or doing business with the Company to terminate, reduce, alter or divert business with or from the Company; and (iii) for a period of one year following the termination of his employment under the Employment Agreement, Mr. Esfandiari will not, directly or indirectly, including as a stockholder in excess of one percent of a company that has securities registered under the Exchange Act, engage or otherwise participate in any manner or fashion in any business that directly competes with the business activities of the Company in or about any market in which the Company is, or has publicly announced a plan for doing business. The covenant described under clause (iii) above will not apply if Mr. Esfandiari’s employment is terminated within twelve months of a change in control. The severance benefits under the Mr. Esfandiari’s Employment Agreement are contingent on his execution of a general release and waiver of claims against the Company as of the termination date in a form reasonably acceptable to the Company.
The term of the Employment Agreement commenced on March 5, 2016 and will continue in effect through December 31, 2024. Commencing on January 1, 2025 and each January 1 thereafter, the term will be automatically extended for one additional year unless the Company delivers Mr. Esfandiari, at least three months prior to the scheduled expiration of the term (or any extension thereof), written notice that the term will not be extended.
For an estimate of the value of the payments and benefits described above that would become payable to Mr. Esfandiari under his Employment Agreement in the event of an Esfandiari Qualifying Termination following a change in control, see “Item 8. Additional Information—Information Regarding Golden Parachute Disclosure” below. For an estimate of the cash payments in respect of each of Mr. Esfandiari’s equity award holdings, see “Treatment of Equity-Based Awards under the Merger Agreement” above.
Retention Agreements with Paul J. Angelico and Charles Caso
The Company has entered into an executive Retention Agreement with each of Paul Angelico and Charles Caso (each, a “Retention Agreement”). Each Retention Agreement provides that in the event of the termination of the executive’s employment by the Company without cause (as described below) or by the executive for good reason (as described below), or the expiration of the term of the Retention Agreement upon notice of nonrenewal delivered by the Company, in each within twelve months following a change in control (a “Retention Agreement Qualifying Termination”), the executive will be entitled to receive the following payments and benefits:
•	payment to the executive of a lump-sum cash payment equal to one times his base salary (paid within two weeks following the termination);
•
if the compensation committee of the Company Board previously established a target annual bonus for the executive with respect to the calendar year in which the termination occurs, a prorated target bonus, determined by multiplying such target annual bonus of the executive for such calendar year by a fraction, the numerator of which is the number of days in the calendar year in which the termination occurs through the termination date and the denominator of which is three hundred sixty-five. The prorated target bonus is paid only if the Company determines that the applicable performance goals are satisfied, in which case it is paid within thirty days following such determination;
•
payment to the executive, for the one-year period following termination (or, if earlier, until the executive becomes eligible for coverage under health care plans of a subsequent employer), monthly cash payments equal to the COBRA premium for the highest level of coverage available under the Company’s group health plans, reduced by the monthly amount that the executive would pay for such coverage if he was an active employee; and

•	accelerated vesting of all time-based equity awards.
For purposes of each Retention Agreement, “cause” means: (a) the executive’s willful and continued failure to substantially perform the executive’s reasonable assigned duties (other than any such failure resulting from incapacity due to physical or mental illness, approved leave of absence or any failure after the executive gives notice of resignation for good reason), where such failure is not cured within thirty days after a written notice and demand for substantial performance is received by the executive from the Company Board that specifically identifies the manner in which the Company Board believes the executive has not substantially performed the executive’s duties; (b) the executive’s willful engagement in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company’s business or reputation; (c) the executive material breach of any written policy applicable to the executive, including the Company’s code of business ethics and conduct or insider trading policy; or (d) the executive’s conviction of, or plea of guilty or no contest to, a felony under the laws of the United States or any state of the United States. For purposes of the Retention Agreements, no act or failure to act by the executive will be considered “willful” unless it is done, or omitted to be done, in bad faith and without reasonable belief that the executive’s action or omission was in the best interests of the Company.
For purposes of each Retention Agreement, “good reason” means: (a) a material diminution in the executive’s authority, duties, responsibilities or reporting relationship in effect immediately prior to the effective date of the Retention Agreement reducing the executive’s position, duties or authority; a decrease in the annual rate of the executive’s base salary; (b) the Company’s failure to secure the agreement of any successor entity to the Company that the executive will continue in the executive’s position without reduction in position, duties or authority; or (c) the Company’s relocating the executive’s principal work location beyond a fifty-mile radius of the executive’s work location as of the effective date of the Retention Agreement. However, if there is a change in control following which the Company continues to have its common stock publicly traded and the executive is offered continued employment with such publicly traded entity as an officer with substantially the same, or greater, duties and authority as the executive has with the Company immediately prior to the effective date of the Retention Agreement, will not be deemed to give rise to an event or condition constituting good reason. In addition, no event or condition will constitute good reason unless (i) the executive gives the Company a notice of termination specifying the executive’s objection to such event or condition within ninety days following the occurrence of such event or condition, (ii) such event or condition is not corrected, in all material respects, by the Company in a manner that is reasonably satisfactory to the executive within thirty days following the Company’s receipt of such notice, and (iii) the executive resigns from the executive’s employment with the Company not more than thirty days following the expiration of the thirty-day period described in the foregoing clause (ii).
Receipt by the executive of any severance benefits is subject to the executive executing and delivering to the Company a general release of claims in favor of the Company and certain related parties, in substantially the form attached as Exhibit A to the Employment Agreement. The release of claims includes a customary mutual non-disparagement covenant and, within sixty days following the applicable termination date, must become irrevocable by the executive. In addition, in the event Mr. Caso is deemed by the Company to have violated Section 3 of Mr. Caso’s Non-Disclosure, Intellectual Property, Non-Competition and Non-Solicitation Agreement with the Company (which Section 3 terms are similar to the terms as described above under Mr. Eberly’s and Steenvoorden’s Non-Disclosure, Intellectual Property, Non-Competition and Non-Solicitation Agreement), all severance to be provided by the Company will no longer be due and payable or required to be provide.

Compensation and benefits provided by the Company under each Retention Agreement will be subject to recoupment by the Company under any applicable clawback policy of the Company that is generally applicable to the Company’s executives, as may be adopted by the Company Board and in effect from time-to-time or as required by applicable law.
The initial term of each Retention Agreement began on February 9, 2022 and ended on December 31, 2022. Commencing on January 1, 2023 and each January 1 thereafter, the term will be automatically extended for one additional calendar year unless, not later than the October 1 immediately preceding the scheduled expiration of the term (or any extension thereof), either the executive or the Company gives notice to the other party that the term will not be extended. The term will expire upon the first to occur of (a) the expiration (as described in the preceding sentence) if a change in control has not occurred during the term, (b) the date twelve months after a change in control, if the executive is still employed by the Company as of such later date, and (c) the fulfillment by the Company of all of its termination obligations if the executive’s employment with the Company terminates during the term or within twelve months following a change in control. If (i) a change in control occurs, or has been announced or agreed to, (ii) the executive’s employment with the Company is subsequently terminated, and (iii) if the date of termination is prior to the date of the actual or scheduled change in control and it is reasonably demonstrated by the executive that such termination of employment (i) was at the request of a third party who has taken steps reasonably designed to effect a change in control or (ii) otherwise arose in connection with or in anticipation of a change in control, then a change in control will deemed to have occurred on the date immediately prior to the date of such termination of employment.
Each Retention Agreement provides that the Company will cause the Retention Agreement to be assumed by any entity that succeeds to all or substantially all of the Company’s business or assets and that the Retention Agreement will be binding upon any successor to all or substantially all of the Company’s business or assets. However, no such assumption will release the Company of its obligations under the Retention Agreement, to the extent not satisfied by such successor, without the relevant executive’s consent.
The value of the payments described above that would become payable to Mr. Angelico and Mr. Caso, respectively, in the event of a Retention Agreement Qualifying Termination, is $399,587 and $357,668, excluding cash payments for the executive’s equity awards as shown under “Treatment of Equity-Based Awards under the Merger Agreement” above. This assumes that the relevant performance goals for the prorated target bonus are satisfied, the executive receives COBRA payments for the maximum one-year period provided under the relevant Retention Agreement, and the termination occurred on February 8, 2023.
Each Retention Agreement also provides that upon the relevant executive’s “permanent disability” (as defined in the Retention Agreement) or death, he or his estate will be entitled to the prorated bonus described in the second bullet above, subject to the same terms and conditions described in that bullet.
Director Policy
Under the Company’s Outside Director Compensation Policy, effective as of, December 15, 2020, Initial Election Awards and Annual Director Awards (each, as defined in the policy, and regardless of whether in the form of Company RSUs or Company Options) will accelerate vesting upon a change in control.
Employee Matters
The Merger Agreement provides that, for the twelve-month period after the effective time of the Merger (“Continuation Period”), Parent will provide, or cause to be provided, to each individual who is employed by the Company or any Company subsidiary as of immediately prior to the effective time of the Merger (a “Covered Employee”) for so long as such Covered Employee remains employed by Parent, the surviving corporation or any Company subsidiary during the Continuation Period, (a) a base salary (or base wages, if applicable) that are each on a basis no less favorable than those in effect immediately prior to the effective time of the Merger, (b) short-term or annual cash incentive compensation opportunities, and commission opportunities that are no less favorable in the aggregate than those in effect immediately prior to the effective time of the Merger, and (c) other benefits (other than defined pension, equity compensation, retiree welfare or fully subsidized health benefits or individual perquisites) that are substantially similar in the aggregate to the benefits provided to such employee immediately prior to the effective time of the Merger or, commencing with the year immediately following the year in which the effective time of the Merger occurs, that are substantially similar in the aggregate to the benefits provided to similarly situated employees of Parent. In addition, during the

Continuation Period, Parent will provide, or cause to be provided, each Covered Employee with severance payments and severance benefits that are no less favorable than the severance payments and severance benefits that are provided to similarly situated employees of Parent from time to time.
The Merger Agreement also provides that, with respect to all benefit plans maintained by Parent, the surviving corporation or their respective subsidiaries (including any vacation, paid time-off and severance plans) in which a Covered Employee is eligible to participate, for purposes of eligibility, participation, vesting, and level of benefits for severance, accrual of paid time-off, and statutory notice and severance benefits, Parent will use commercially reasonable efforts to cause each Covered Employee’s service with the Company or any of its subsidiaries (as well as service with any predecessor employer of the Company or any such subsidiary, to the extent service with the predecessor employer is recognized by the Company or such subsidiary) to be treated as service with Parent, the surviving corporation or any of their respective subsidiaries; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) with respect to benefit accrual under any defined benefit pension plan, or (iii) with respect to any newly established plan for which prior service is not taken into account for any employees of Parent or any of its affiliates.
Finally, the Merger Agreement provides that Parent will use commercially reasonable efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the surviving corporation or any of their respective subsidiaries in which Covered Employees (and their eligible dependents) will be eligible to participate from and after the effective time of the Merger. Parent will use commercially reasonable efforts to cause to be recognized, and provide credit for, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Covered Employee (and his or her eligible dependents) during the calendar year in which the effective time of the Merger occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the effective time of the Merger.
Other Arrangements
To the best knowledge of the Company, except for certain agreements described in this Schedule 14D-9 between the Company and its non-employee directors and executive officers, no material employment, equity contribution or other agreement, arrangement or understanding between any non-employee director or executive officer of the Company, on the one hand, and Parent, Purchaser or the Company, on the other hand, exists as of the date of this Schedule 14D-9.
Item 4.	The Solicitation or Recommendation.
Recommendation of the Company Board
At a meeting of the Company Board held on January 31, 2023, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the Transactions, and (iii) recommended, by resolution, that stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.
A joint press release, dated January 31, 2023, issued by the Company and Parent announcing the Offer, the Merger and the Transactions is included in Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.
Background of the Offer; Reasons for the Recommendation of the Company Board
Background of the Offer
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Company Board, members of Company management or the representatives of the Company and other parties.

The Company Board, with the assistance of the Company’s senior management and the Company’s advisors, regularly reviews the Company’s business, operations, financial performance and strategic direction for the purpose of increasing stockholder value. As part of this on-going review, the Company Board considers the Company’s long-term strategies and plans, changes in the industry and markets in which the Company operates, economic and other market conditions, execution opportunities and risks, potential strategic alternatives, including business combination, acquisition, divestiture, partnership and collaboration opportunities, and financial alternatives in light of developments in the Company’s business. Over the past several years and in particular since the onset of the COVID-19 pandemic, the Company Board’s review has focused on the Company’s shifts in its strategic focus, its significant losses from operations, its liquidity and financing needs, the pending maturity of its indebtedness, and the lack of meaningful debt or equity financing alternatives.
On September 3, 2019, the Company entered into a Credit Agreement and Guaranty (the “Credit Agreement”) with Perceptive Credit Holdings II, LP (“Perceptive”). The Credit Agreement provided for a $20.0 million senior secured term loan credit facility which was fully drawn on September 4, 2019.
Prior to February 2020, the Company’s business focus was manufacturing and selling point-of-care diagnostic products for the detection and diagnosis of a variety of infectious diseases, including HIV, syphilis and Zika. In February 2020, the Company began the process of shifting substantially all of its resources to address the acute and escalating need for diagnostic testing for COVID-19. By March 2020, the Company had developed, and begun to manufacture for commercialization, the DPP COVID-19 System, which consisted of the Company’s new serological test for COVID-19 and its Micro Reader analyzer.
On March 16, 2020, the Company announced the hiring of Richard L. Eberly as the Company’s new chief executive officer. John M. Sperzel III, the Company’s prior chief executive officer, had resigned from this position on January 9, 2020.
On April 15, 2020, the Company received an Emergency Use Authorization (“EUA”) from the U.S. Food and Drug Administration (the “FDA”) for its DPP COVID-19 System. The Company began to sell the DPP COVID-19 System in the United States pursuant to the EUA.
On May 4, 2020, the Company issued a press release in which it reported revenues of approximately $6.9 million and a net loss of approximately $5.0 million for the three months ended March 31, 2020.
On May 11, 2020, the Company announced the closing of a public offering of 2,619,593 shares of its common stock for total proceeds of approximately $30.8 million (the “2020 Public Offering”). The Company used such proceeds to support the refocus of its business strategy, including the manufacturing and further commercialization of its DPP COVID-19 System, expanding its sales force to support growth, increasing its manufacturing capacity and for other general corporate purposes.
On June 16, 2020, the FDA revoked the EUA for the Company’s DPP COVID-19 System (the “FDA Revocation”). Beginning with the FDA Revocation, the Company has experienced market, clinical trial and regulatory complications and has also incurred significant expenses in connection with legal matters.
On June 26, 2020, the Company received a waiver from Perceptive of the minimum total revenue covenant contained in the Credit Agreement with respect to the four fiscal quarters ended June 30, 2020.
From June to August 2020, four purported securities class-action lawsuits were filed in the United States District Court for the Eastern District of New York by alleged stockholders of the Company: (i) Sergey Chernysh v. Chembio Diagnostics, Inc., Richard L. Eberly, and Gail S. Page, filed on June 18, 2020; (ii) James Gowen v. Chembio Diagnostics, Inc., Richard L. Eberly, and Gail S. Page, filed on June 22, 2020; (iii) Anthony Bailey v. Chembio Diagnostics, Inc. Richard J. Eberly, Gail S. Page, and Neil A. Goldman, filed on July 3, 2020; and (iv) Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., and Special Situations Private Equity Fund, L.P. v. Chembio Diagnostics, Inc., Richard Eberly, Gail S. Page, Robert W. Baird & Co. Inc. and Dougherty & Company LLC, filed August 17, 2020.
The plaintiffs in each of the above cases alleged claims under Section 10(b) of the Exchange Act, Rule 10b-5 thereunder and Section 20(a) of the Exchange Act. Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P. (collectively, the “Special Situations Funds”) also asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended (the “Securities Act”) relating to the 2020 Public Offering.

By order entered December 29, 2020, the cases were consolidated and the Special Situations Funds and Municipal Employees' Retirement System of Michigan were appointed as co-lead plaintiffs and their respective counsel were appointed as co-lead counsel. The consolidated cases are pending under the caption “In re Chembio Diagnostics, Inc. Securities Litigation” (collectively the “Securities Litigation”).
The plaintiffs in the Securities Litigation alleged that the Company made false and misleading statements and omissions concerning the performance of the DPP COVID-19 System, as well as an asserted failure to timely disclose that the EUA was at an increased risk of being revoked. On July 9, 2020, the Company received a subpoena from the SEC seeking the production of documents in connection with an investigation into certain statements made by the Company during the 2020 Public Offering in light of the FDA Revocation (the “SEC Investigation”).
On August 6, 2020, the Company issued a press release in which it reported total revenues of approximately $12.0 million and a net loss of approximately $12.8 million for the six months ended June 30, 2020.
On September 11, 2020, a putative stockholder derivative action captioned Karen Wong, derivatively on behalf of Chembio Diagnostics Inc., Plaintiff v. Richard L. Eberly, Gail S. Page, Neil A. Goldman, Javan Esfandiari, Katherine L. Davis, Mary Lake Polan and John G. Potthoff, Defendants, and Chembio Diagnostics, Inc., Nominal Defendant (the “Wong Complaint”) was filed purportedly on behalf of the Company in the United States District Court for the Eastern District of New York. The Wong Complaint purports to assert a claim for violation of Section 14(a) of the Exchange Act and Rule 14a-9 thereunder based on ostensibly false and misleading statements and omissions concerning the Company’s COVID-19 test in the proxy statement disseminated in advance of its 2020 Annual Meeting of Stockholders. The Wong Complaint also asserts claims against the individual defendants for purported breaches of fiduciary duties owed to Chembio, as well as unjust enrichment.
On November 2, 2020, the Company received a waiver from Perceptive of the minimum total revenue covenant contained in the Credit Agreement with respect to the four fiscal quarters ended September 30, 2020.
On November 5, 2020, the Company issued a press release in which it reported revenues of approximately $22.2 million and a net loss of approximately $18.4 million for the nine months ended September 30, 2020.
On March 11, 2021, the Company issued a press release in which it reported revenues of approximately $32.5 million and a net loss of approximately $25.5 million for the year ended December 31, 2020.
On March 19, 2021, Mr. Sperzel filed a complaint in the United States District Court for the Eastern District of New York alleging the Company wrongly refused to allow Mr. Sperzel to exercise certain stock option awards after his resignation as chief executive officer of the Company (the “CEO Litigation”).
On April 9, 2021, the Company Board and senior management met to discuss the Company’s deteriorating financial performance and potential liquidity issues. The Company’s outside legal counsel, K&L Gates LLP (“K&L Gates”), updated the Company Board on developments in the Securities Litigation. Mr. Eberly and Neil A. Goldman (the Company’s chief financial officer at the time) provided the Company Board with a report regarding anticipated compliance with financial covenants contained in the Credit Agreement. Messrs. Eberly and Goldman discussed various options to raise capital for the Company, including through an at-the-market (“ATM”) offering.
On April 15, 2021, the Company received a subpoena from the SEC seeking additional documents related to the SEC Investigation.
On May 4, 2021, the Company Board and senior management met to have additional discussions regarding the Company’s financial performance and liquidity issues. Messrs. Eberly and Goldman reviewed the Company’s financial results for the first quarter of 2021 and discussed the legal fees that had been incurred by the Company since early 2020. Messrs. Eberly and Goldman provided the Company Board with a further update regarding anticipated compliance with the financial covenants contained in the Credit Agreement.
On May 6, 2021, the Company issued a press release in which it reported revenues of approximately $8.7 million and a net loss of approximately $4.5 million for the three months ended March 31, 2021.

On May 14, 2021, the Company Board and senior management met to discuss the engagement of a financial advisor to assist the Company in reviewing alternatives to address its deteriorating financial performance and increasing liquidity concerns. After discussion, the Company Board approved Company management engaging a financial advisor.
On May 16, 2021, the Company engaged RPA Advisors, LLC (“RPA”) as the Company’s financial advisor to develop a cash flow forecast, assist in effectuating cost reductions and liquidity enhancement initiatives, participate in discussions with Perceptive, and assist on other items as requested and agreed by RPA and the Company. Over the next several weeks, RPA reviewed financial information for the Company and prepared financial models that indicated the Company would potentially face a serious liquidity crisis by the end of the third quarter.
On May 28, 2021, the Company Board and senior management met to discuss the Company’s financial performance during the current quarter and reviewed issues related to the Credit Agreement and the Company’s liquidity. Messrs. Eberly and Goldman also updated the Company Board on the status of discussions with the Company’s insurance carriers related to the ongoing Securities Litigation and the Wong Complaint.
On June 18, 2021, the Company Board and senior management met to discuss the Credit Agreement and the Company’s operating performance and liquidity needs with representatives from K&L Gates and RPA present. During the meeting, RPA presented the two financial models to the Company Board and recommended the Company Board consider strategic alternatives, including a private or public financing of equity or debt, a strategic investment, a sale transaction, or a potential bankruptcy proceeding. Given the Company’s operating performance and liquidity needs, the Company Board determined that the Company should contact Perceptive immediately and attempt to secure additional financing.
On June 28, 2021, the Company Board and senior management met with representatives from K&L Gates and RPA. Mr. Eberly indicated Perceptive had declined requests to provide additional financing to the Company and suggested the Company consider strategic transactions to address the Company’s liquidity issues. During this board meeting, the Company Board approved the retention of Craig-Hallum Capital Group LLC (“Craig-Hallum”) as an advisor to assist the Company in identifying and evaluating potential strategic alternatives.
On June 29, 2021, the Company Board and senior management again met with representatives from K&L Gates and RPA. Mr. Eberly informed the Company Board that the Company had met with Craig-Hallum to discuss the Company’s financial challenges. Mr. Eberly discussed Craig-Hallum’s proposal to institute an ATM program. The Company Board also discussed the desirability and feasibility of other strategic alternatives including a PIPE transaction, a sale of the Company or a potential bankruptcy proceeding. After discussion of these options, the Company Board decided to proceed with an ATM program.
During July 2021, the Company Board met with representatives from Craig-Hallum, RPA and K&L Gates to discuss implementing an ATM program to address the Company’s liquidity needs. On July 16, 2021, the Company Board authorized an ATM program with a total offering size of up to $60.0 million. On July 19, 2021, the Company entered into an ATM Offering Agreement with Craig-Hallum for the sale of up to an aggregate of $60.0 million of shares of the Company’s common stock (the “ATM Program”). The Company raised net proceeds of approximately $38.8 million through the sale of 9,709,328 shares of common stock under the ATM Program during the quarter ended September 30, 2021.
On August 5, 2021, the Company issued a press release in which it reported revenues of approximately $15.2 million and a net loss of approximately $13.6 million for the six months ended June 30, 2021.
On November 4, 2021, the Company issued a press release in which it reported revenues of approximately $27.2 million and a net loss of approximately $20.0 million for the nine months ended September 30, 2021.
Effective November 5, 2021, Mr. Goldman resigned from his position as chief financial officer of the Company.
Effective January 5, 2022, the Company hired Lawrence J. Steenvoorden to serve as the Company’s new chief financial officer.
On February 23, 2022, the court issued its opinion and order (the “Order”) on the Company’s motion to dismiss the Securities Litigation. In its Oder, the court (i) dismissed the Securities Act Sections 11 and 12(a)(2) claims without prejudice as to all defendants named in those claims with leave to replead, except for Robert W. Baird & Co. Inc. and

Dougherty & Company LLC, as to which the claims were not dismissed; (ii) dismissed the claims under Exchange Act Section 10(b) and Rule 10b-5 with prejudice and denied leave to replead those claims; and (iii) dismissed the Section 15 of the Securities Act and Section 20 of the Exchange Act claims.
On March 3, 2022, the Company issued a press release in which it reported revenues of approximately $47.8 million and a net loss of approximately $33.9 million for the fiscal year ended December 31, 2021.
On March 9, 2022, the plaintiffs in the Securities Litigation filed a motion for partial reconsideration of this Order. In their motion, plaintiffs requested that the court reconsider and reverse its dismissal of the claims.
On March 31, 2022, a second putative stockholder derivative action captioned Michelle Chen, derivatively on behalf of Chembio Diagnostics, Inc., Plaintiff v. Richard L. Eberly, Gail S. Page, Neil A. Goldman, Javan Esfandiari, Katherine L. Davis, Mary Lake Polan and John G. Potthoff, Defendants, and Chembio Diagnostics, Inc., Nominal Defendant (the “Chen Complaint”) was filed purportedly on behalf of the Company in the Supreme Court for the State of New York, County of Suffolk. The Chen Complaint purports to assert a claim for breach of fiduciary duty against the defendants based on ostensibly false and misleading statements and omissions concerning the Company’s COVID-19 test, which it alleges led to the filing of the Securities Litigation (the Chen Complaint together with the Wong Complaint, the “Derivative Litigation”).
On April 5, 2022, the Company received a deficiency letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) notifying it that the Company’s common stock had traded below the $1.00 per share minimum bid price requirement for thirty consecutive business days. The letter informed the Company that it had until October 3, 2022 to regain compliance with the minimum bid price requirement or face possible delisting.
On April 22, 2022, the Company Board and Mr. Steenvoorden met with a representative from Perceptive to discuss the Company’s 2022-2025 financial plan and business strategy. Representatives from K&L Gates were also present at the meeting. The Perceptive representative and members of the Company Board discussed the Company’s liquidity position and reviewed various strategic options. Following this discussion, the Perceptive representative left, and representatives from Craig-Hallum joined the meeting. Craig-Hallum provided its analysis of the Company’s financial position, noting there was substantial doubt the Company could generate sufficient cash flows to operate its business, service its obligations under the Credit Agreement, and ultimately repay amounts owed under the Credit Agreement when due. Craig-Hallum indicated it was unlikely the Company would be able to find alternative capital sources to finance the Company’s liquidity and operational needs such that the Company could potentially be forced to pursue a bankruptcy or similar restructuring proceeding. Craig-Hallum provided the Company Board with a forecast of the Company’s cash flows and presented a preliminary valuation analysis of the Company. The Craig-Hallum representatives recommended the Company pursue a strategic sales process in light of its operational and liquidity challenges and reviewed a list of potential acquirers. After presenting their recommendations, the Craig-Hallum representatives left the meeting and the Company Board decided to have Craig-Hallum begin the process of pursuing a potential sale or other strategic transaction (such process is referred to hereinafter as “Project Cheetah”).
On May 5, 2022, the Company issued a press release in which it reported revenues of approximately $18.8 million and a net loss of approximately $8.8 million for the three months ended March 31, 2022.
During May 2022, Craig-Hallum engaged in a broad outreach to potential strategic partners for the Company that Craig-Hallum viewed as most likely to be interested in and able to engage in a possible strategic transaction as a result of their ability to realize significant cost savings and synergies. Mr. Eberly solicited input from and provided the members of the Company Board and the Business Strategy Committee of the Company Board (the “Strategic Committee”) with periodic updates regarding Project Cheetah throughout the process. Following Craig-Hallum’s initial outreach, the Company entered into confidentiality and non-disclosure agreements (“NDAs”) with three potential acquirers on May 25, 2022, including Parent. Each such NDA, as well as the NDAs entered into throughout the rest of 2022 contained so called “don’t ask, don’t waive” provisions. The standstill provisions (including the “don’t ask, don’t waive” clauses) in all NDAs terminated pursuant to their terms upon the execution and delivery of the Merger Agreement.
On June 2, 2022, the Strategic Committee and Mr. Steenvoorden held a telephonic meeting with representatives from Craig-Hallum and K&L Gates to discuss updates on Project Cheetah. The Craig-Hallum representatives noted Craig-Hallum had contacted 65 parties to that point, six of these parties had executed NDAs, ten were reviewing and negotiating NDAs, and eight had passed before reviewing details of the potential transaction. Later that day, the Company and a potential acquirer (“Party A”) entered into an NDA related to a potential strategic transaction.
On June 10, 2022, the Company Board and Mr. Steenvoorden met with representatives from K&L Gates and discussed the current status of Project Cheetah. Mr. Eberly shared feedback from Craig-Hallum on the sales process, noting Project Cheetah had not yet resulted in serious interest from any parties. Given the lack of progress of Project Cheetah, the Company’s management informed the Company Board that it had contacted Perceptive to discuss a potential restructuring of the Credit Agreement to address the mounting liquidity concerns in light of the continued losses from operations that were reducing the Company’s cash balances, but Perceptive had rejected any restructuring of the Company’s Credit Agreement.
On June 13, 2022, Perceptive provided a letter to the Company Board expressing its concerns about the financial performance of the Company and the Company’s future viability. The letter reiterated that Perceptive would not agree to an extension or modification of the payments due under the Credit Agreement.
On June 15, 2022, the Strategic Committee met with representatives of Craig-Hallum and K&L Gates to discuss Project Cheetah. The representatives from Craig-Hallum noted they had reached out to 78 parties, 13 had executed NDAs, and 19 had passed on the transaction. Given that no parties in the Project Cheetah process were expressing serious interest, the representatives from Craig-Hallum presented the Strategic Committee with information regarding a potential equity offering to address the Company’s liquidity challenges in light of Perceptive’s unwillingness to modify or restructure the terms of the Credit Agreement. The Craig-Hallum representatives indicated that an equity offering would likely need to generate more than $40.0 million in proceeds to be successful, and investors would likely require the Company repay all amounts owed under the Credit Agreement. Craig-Hallum also recommended that the Company consider resuming sales of common stock under the ATM Program.
During the week of June 20, 2022, members of the Company’s management met with senior management from Parent to discuss a possible transaction between the two companies. The parties discussed the benefits of a potential business combination including increased opportunity to sell the companies’ products in the United States and European Union and an improved ability to develop products for both markets. The representatives from the Company and Parent discussed potential synergies between the two companies, including eliminating the Company’s public company operating costs.
On June 23, 2022, representatives from Craig-Hallum provided the Strategic Committee and representatives from K&L Gates with an update on Project Cheetah. Craig-Hallum indicated that they had reached out to 78 parties, 11 had executed NDAs, 27 had passed on the transaction, and three parties had begun preliminary due diligence.
During the week of June 27, 2022, members of the Company’s management met with Parent to discuss further the operational benefits associated with a potential transaction.
On July 8, 2022, the Company Board and Mr. Steenvorden met with representatives of K&L Gates to consider and discuss each of the corporate governance reforms proposed by the plaintiffs in the Derivative Litigation.
On July 14, 2022, all parties to the Securities Litigation and Derivative Litigation participated in a mediation. The mediation was adjourned without an agreement to resolve the Securities Litigation or the Derivative Litigation, but the parties continued to discuss a potential negotiated resolution with the mediator's assistance.
On July 19, 2022, Craig-Hallum provided the Strategic Committee with an update on Project Cheetah. The Craig-Hallum representatives noted they had reached out to approximately 80 parties and eight parties were either actively reviewing the confidential information presentation, scheduling a meeting to discuss a potential transaction, or engaging in preliminary due diligence discussions. Craig-Hallum informed the Strategic Committee that Parent was not interested in pursuing an acquisition of the Company but was preliminarily considering a potential purchase of or investment in Chembio Germany GmbH, the Company’s wholly-owned German subsidiary (“Chembio Germany”), and a license agreement for the Company’s DPP technology. Craig-Hallum also indicated the CEO of an entity with which the Company had engaged in commercial transactions in the past was scheduled to visit the Company’s facilities in the first week of August to discuss a potential transaction. Such CEO was interested in forming and leading an investor group that could potentially pursue a strategic transaction with the Company, and he was not acting on behalf of the entity of which he is

CEO. Such CEO and his potential investor group are referred to herein as “Party B”. Craig-Hallum also presented the Strategic Committee with an update on its views regarding a potential equity offering in the event the Project Cheetah process did not result in a strategic transaction.
On July 21, 2022, the court denied the Securities Litigation plaintiffs’ motion for partial reconsideration of the Order.
On July 26, 2022, the Securities Litigation plaintiffs filed their second consolidated amended complaint, which purports to allege three counts under the Securities Act on behalf of the plaintiffs for alleged violations of Sections 11, 12, and 15 of the Securities Act. In their second consolidated amended complaint, the plaintiffs sought an award of damages in an amount to be proven at trial, as well as an award of reasonable costs and expenses, including counsel fees and expert fees, and such other relief as the court deemed just and proper. The plaintiffs also sought rescission or a recessionary measure of damages for the alleged violation of Section 12 of the Securities Act.
On July 29, 2022, the Company’s senior management had a call with Party B to discuss a potential acquisition of or strategic investment with the Company. Later that week, on August 1 and 2, 2022, the Company’s senior management had additional meetings with Party B, and the representative of Party B noted that any interest was contingent on forming an investor group to gather the capital necessary to pursue a transaction.
On August 4, 2022, the Company issued a press release in which it reported revenues of approximately $28.0 million and a net loss of approximately $15.7 million for the six months ended June 30, 2022.
Later that day, Messrs. Eberly and Steenvoorden updated the Company Board on the current status of Project Cheetah, including the recent visit and discussions with the leader of Party B. The Company Board reviewed the Company’s financial covenants under the Credit Agreement and discussed concerns regarding the Company’s liquidity in light of the continued losses from operations, decrease in cash balances, and Perceptive’s unwillingness to modify or restructure the terms of the Credit Agreement. Mr. Eberly noted the Company was in preliminary discussions with four potential parties with respect to a strategic transaction, including the possible sale of Chembio Germany to Parent, but all such discussions were extremely early, none had progressed meaningfully, and there was significant uncertainty whether any would ever move forward. Mr. Eberly informed the Company Board that management was considering a potential underwritten equity offering in light of the Company’s operational challenges and liquidity concerns. The Company Board determined to proceed with the initial preparations for an equity offering given that it appeared increasingly unlikely that the Project Cheetah process would result in a strategic transaction.
After filing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 on August 5, 2022 and consultation with Craig-Hallum, the Company resumed sales of its common stock under the ATM Program. The Company disclosed in such Form 10-Q its review of strategic alternatives, including a potential sale or merger transaction, and the retention of Craig-Hallum as its financial advisor to assist in such review. The Company raised approximately $4.0 million after such date and through early October 2022 as a result of sales under the ATM Program.
On August 15, 2022, the plaintiffs in the Derivative Litigation reached an agreement in principle with the defendants (including the Company) on the terms of a proposed settlement of both actions, other than with respect to the maximum amount of attorneys’ fees plaintiffs could request the court to approve, which is reflected in a signed Memorandum of Understanding (the “MOU”). The MOU provided that the settlement was conditioned upon the negotiation and execution of settlement document acceptable to the parties in the Derivative Litigation, as well as preliminary and final court approval of the settlement. The MOU contemplated the adoption of certain corporate governance measures after the issuance of a final court order approving the settlement of the Derivative Litigation unless the Company underwent a “Fundamental Transaction” (including a merger or similar transaction), in which case the Company or other surviving entity would not be bound to adhere to the measures. The agreement in principle did not entail any monetary compensation or payment other than the derivative plaintiffs’ attorneys’ fees not exceeding an amount to be negotiated, and subject to court approval.
On August 26, 2022, the Company Board met with senior management and representatives of K&L Gates to discuss the current status of Project Cheetah. Mr. Eberly informed the Company Board that Party B was not in a position to pursue a transaction and Parent continued to be interested only in the acquisition of Chembio Germany or a potential licensing arrangement. Mr. Eberly noted there were no other active discussions regarding a strategic transaction and it appeared highly unlikely that Project Cheetah would result in a strategic transaction. Mr. Eberly discussed a potential equity offering as a means to ensure the Company could repay its obligations under the Credit Agreement and have sufficient liquidity to complete its strategic plan to transform the Company’s business. Given the substantial uncertainty facing the Company, representatives from K&L Gates also reviewed with the Company Board potential bankruptcy and restructuring alternatives.
Later on August 26, 2022, the Company and the other parties to the Securities Litigation reached an agreement in principle on the financial terms of a proposed settlement of all claims that were asserted, or could have been asserted, against all defendants in the case. The agreement in principle to settle contemplates an $8.1 million payment on behalf of the defendants, approximately $209,000 of which is to be paid by the Company with the remainder being funded by certain of the Company’s insurers.
On August 30, 2022, the Company Board and Mr. Steenvoorden met with representatives from K&L Gates in attendance. Mr. Steenvoorden presented the Company Board with management’s 2023-2025 Strategic Plan and management’s plans to address the Company’s liquidity concerns. Mr. Steenvoorden discussed reducing headcount and pursuing an underwritten public offering through Craig-Hallum of common stock, warrants and pre-funded warrants. The 2023-2025 Strategic Plan was premised upon the Company raising $25.0 million through a public offering to fund the shift in its business strategy and to repay amounts owed under the Credit Agreement. In light of there being no other meaningful debt or equity financing alternatives available to the Company, the Company Board authorized management to pursue an underwritten public offering of common stock, warrants and pre-funded warrants led by Craig-Hallum (the “Proposed 2022 Public Offering”). The Company Board constituted a pricing committee consisting of Messrs. Bespalko, Eberly and Potthoff to oversee and approve the specific terms of the Proposed 2022 Public Offering (the “Pricing Committee”).
On August 31, 2022, Craig-Hallum and its outside legal counsel Ellenoff Grossman & Schole LLP (“EGS”) began updating their due diligence investigation of the Company for the Proposed 2022 Public Offering, including discussions with the Company’s auditor Ernst & Young LLP and the Company’s counsel regarding ongoing litigation matters.
After market close on September 7, 2022, the Company filed a registration statement on Form S-1 in connection with the Proposed 2022 Public Offering (the “Registration Statement”). The Registration Statement related to the proposed offer and sale of a fixed combination of shares of common stock and warrants with each share of common stock being accompanied by one warrant. The warrants would only become exercisable after the Company’s stockholders approved a proposal to increase the number of authorized shares of common stock or effect a reverse stock split. The last reported sale price of the Company’s common stock on The Nasdaq Capital Market on September 7, 2022 prior to filing the Registration Statement was $0.63 per share.
During the week of September 19, 2022, representatives from the Company, K&L Gates, Craig-Hallum and EGS continued preparations for the Proposed 2022 Public Offering with the goal of filing a pre-effective amendment to the Registration Statement late that week.
On September 20, 2022, Craig-Hallum and EGS contacted the Company and K&L Gates with a proposal to change certain proposed terms of the Proposed 2022 Public Offering in light of the Company’s circumstances and in order to meet investor demand. Craig-Hallum recommended the Company increase the number of warrants to be issued in the offering and include various price protection mechanisms that would reset the exercise price of the warrants if the Company’s stock price fell or the Company issued additional shares of common stock in the future. The Company and representatives of Craig-Hallum continued to discuss additional terms of the offering including additional stockholder approval requirements, covenants to seek such stockholder approval, and restrictions on the Company’s ability to issue shares of common stock prior to such stockholder approval.
On September 28, 2022, the Company filed an amendment to the Registration Statement (the “First Amendment”) reflecting the new offering terms discussed and agreed to since the Registration Statement had been filed, including the increased warrant coverage, the additional requirement that the Company’s stockholders approve the exercisability of the warrants under Nasdaq’s listing requirements, and a covenant to perpetually seek stockholder approval to permit exercisability of the warrants.
On September 30, 2022, Messrs. Eberly and Steenvoorden provide an update on the Proposed 2022 Public Offering to the Company Board. They informed the Company Board of the significant execution challenges, including the change in the offering terms prior to the First Amendment, a challenging macroeconomic environment, and the Company’s declining stock price. Mr. Eberly noted that, based on current market conditions, the net proceeds from the offering would be significantly lower than expected and, even with the structural concessions, would likely be no more than $10.0 to $15.0 million.
On October 4, 2022, the Company received notification from Nasdaq that the Company had not regained compliance with the $1.00 minimum bid price requirement within the grace period contemplated by the April 2022 letter. The Company was granted an additional 180-day period, or until April 3, 2023, to regain compliance or face delisting from Nasdaq.
Following additional feedback from investors and Craig-Hallum, the Company agreed to further alter the terms of the warrants to be issued in the Proposed 2022 Public Offering to provide for additional anti-dilution adjustments and a reset of the exercise price following the effective date of a reverse stock split.
On October 7, 2022, the Company filed a second amendment to the Registration Statement (the “Second Amendment”) reflecting the changed terms to the warrants and a new proposed offering size of $17.0 million.
On October 10, 2022, the Company Board had an update call with senior management and representatives from K&L Gates. Management reviewed marketing efforts, the anticipated timing of the offering, and discussed various price protections built into the latest forms of the warrants. The Company Board preliminarily approved the two special stockholder meetings required to approve the exercisability of the warrants and set record dates for each meeting.
On October 11, 2022, Craig-Hallum informed the Company that due to challenging market trends and concerns over the Company’s ability to meet its obligations under the Credit Agreement, investor interest in the Proposed 2022 Public Offering was lower than expected. In order to meet investor demand, representatives from Craig-Hallum requested the Company agree to an additional restriction of unlimited duration prohibiting the Company from issuing common stock until the two stockholder approvals were received and the warrants became exercisable pursuant to their terms (the “Company Lockup”). The Craig-Hallum representatives also informed the Company that the size of the offering was now expected to be between $11.0 and $12.0 million.
On October 12, 2022, the Pricing Committee met with senior management and representatives from K&L Gates to discuss the proposed Company Lockup and their concerns that the Company Lockup could prevent the Company from issuing common stock in perpetuity if the Company’s stockholders did not approve the two stockholder proposals relating to the warrants. Management relayed concerns from Craig-Hallum that investors would not participate in the offering without the inclusion of the Company Lockup. The Pricing Committee discussed other matters related to the Proposed 2022 Public Offering but deferred taking any action.
On October 13, 2022, the Pricing Committee and senior management met with representatives from Craig-Hallum and K&L Gates to discuss the Proposed 2022 Public Offering. The Craig-Hallum representatives discussed both the significant concerns investors had with respect to the Company’s liquidity and operational challenges and macroeconomics factors that were making the offering particularly challenging even if the Company were to agree to the Company Lockup in addition to the various concessions related to the warrants reflected in the First Amendment and the Second Amendment. The Craig-Hallum representatives discussed a possible offering of common stock and warrants at $0.25 per share of common stock and related warrants that would result in gross proceeds of approximately $10.6 million (and the issuance of a total of approximately 42.4 million shares of common stock and warrants to purchase 53.0 million shares of common stock compared to the approximately 35.4 million shares of common stock outstanding at such time). After reviewing the significant dilution that would result in such a transaction and the risks associated with the warrants and the Company Lockup (including potentially being prohibited in perpetuity from issuing common stock), the Pricing Committee decided to abandon the Proposed 2022 Public Offering on the terms that had been proposed.
During the week of October 17, 2022, discussions about a potential acquisition of the Company by Party A resumed after Messrs. Eberly and Steenvoorden reached out to Party A’s chief executive officer and chief financial officer. The parties discussed the synergies between the two companies and scheduled a due diligence session at the Company’s Hauppauge facility on October 21 and 22, 2022.
On October 18, 2022, Mr. Eberly updated the Company Board about the renewed discussions with Party A. Mr. Eberly noted Party A’s chief executive officer was interested in growing and expanding into the United States and representatives from Craig-Hallum would be present for Party A’s due diligence session later in the week.

On October 20 and 21, 2022, Party A’s chief executive officer and chief financial officer visited the Company’s Hauppauge facility and met with members of Company management and Craig-Hallum. During Party A’s visit, the Craig-Hallum representatives provided information about the Company’s key products, technology and manufacturing capabilities. They also discussed the possible synergies of a business combination including providing Party A with increased access to the United States market, government grants, and estimated cost savings and synergies. The Craig-Hallum representatives also provided Party A with an overview of the Company’s financial performance and the current balance sheet.
On October 21, 2022, members of Company management met with the Company Board to discuss the status of negotiations with Party A.
Throughout the rest of October and early November 2022, Mr. Eberly solicited input from and provided the members of the Company Board with periodic updates regarding the progress of the negotiations with Party A.
On October 24, 2022, the Company received a non-binding term sheet from Party A that contemplated acquiring the Company for an initial price per share of $0.39 payable in Party A’s publicly traded securities that would be reduced to account for a number of items, including outstanding debt under the Credit Agreement compared to the Company’s cash and various expenses such as those with settling outstanding litigation. As a result, the actual per share price to be paid to the Company’s stockholders in connection with such acquisition proposed by Party A would have been significantly less than $0.39 per share. The non-binding term sheet also contained a 45-day exclusivity provision.
On October 25, 2022, the Company Board met with representatives from K&L Gates and Craig-Hallum to discuss the non-binding term sheet received from Party A. Representatives from Craig-Hallum presented the Company Board with a preliminary valuation analysis, and the Company Board discussed the proposed non-binding term sheet and other alternatives available to the Company including sales of common stock under the ATM Program, possibly attempting another underwritten public offering or seeking to restructure the Company’s debt under the Credit Agreement. The Company Board considered that the Project Cheetah process had been thorough and Party A was the only party then expressing interest in a potential transaction. Mr. Steenvoorden also reviewed matters related to the Credit Agreement, the Company’s continuing liquidity and operational challenges, and the likely inability to repay amounts owed under the Credit Agreement when due. After further discussion, the Company Board authorized management to pursue a non-binding term sheet with Party A with certain modified terms.
After the Company Board meeting on October 25, 2022, the Company sent a revised non-binding term sheet to Party A that contemplated an initial price per share of $0.45 (subject to similar reductions to those originally proposed by Party A that would have resulted in the actual price per share to be significantly less than $0.45 per share) and a shortened 30-day exclusivity period.
Also on October 25, 2022, the Company engaged in a formal mediation conference related to the CEO Litigation.
On October 28, 2022, the Company and the parties to the Derivative Litigation reached agreement on the amount of fees ($595,000) that derivative plaintiffs’ attorneys could seek from the court without objection from the Company.
On October 31, 2022, the Company Board met with members of management and K&L Gates to discuss the current status of negotiations with Party A. Mr. Steenvoorden presented an updated non-binding term sheet that contemplated an initial per share price of $0.42 (subject to reduction for a number of items, including outstanding debt under the Credit Agreement compared to the Company’s cash and various expenses such as those with settling outstanding litigation), reflecting the result of negotiations with Party A during the prior week. Mr. Steenvoorden and the representatives from K&L Gates discussed the proposed purchase price reduction mechanics with the Company Board and noted that without adjustments to the purchase price, Party A was unwilling to pursue a transaction. In light of the difficulties and uncertainties facing the Company (including the likely inability to repay amounts owed under the Credit Agreement when due), the Company Board authorized the Company to finalize and enter into a non-binding term sheet with Party A, proceed with due diligence and begin negotiating a definitive merger agreement.
Beginning on November 2, 2022, Party A and its advisors participated in video conferences and calls with the Company’s senior management and its representatives as part of Party A’s due diligence investigation. The

Company also prepared a virtual data room and provided responsive documents in connection with Party A’s due diligence investigation. On the same date, the Company Board met with members of management and K&L Gates to discuss the most recent updates regarding negotiations with Party A.
On November 3, 2022, the Company issued a press release in which it reported revenues of approximately $39.2 million and a net loss of approximately $22.4 million for the nine months ended September 30, 2022.
On November 8, 2022, the Company and Party A entered into non-binding term sheet for the acquisition of the Company by Party A (the “Party A Non-Binding Term Sheet”) in a one step merger transaction. The Party A Non-Binding Term Sheet contemplated the acquisition of all of the outstanding shares of the Company for an initial price of $0.42 per share to be reduced by, among other things, (i) the amount by which the Company’s debt exceeded its cash on the closing date, (ii) the amount of its unpaid transaction expenses, (iii) the amount needed to settle the SEC Investigation, the Derivative Litigation, and the Securities Litigation (together the “Company Litigation”), and (iv) any “tail” director and officer insurance costs incurred by the Company (collectively, the “Merger Consideration Reductions”). After giving effect to Merger Consideration Reductions, the Company preliminarily estimated that the Company’s stockholders would potentially receive between $0.20 and $0.30 per share in connection with such transaction depending upon the timing of closing and the actual amount of the Merger Consideration Reductions. The Party A Non-Binding Term Sheet also included a 30-day exclusivity period and required the final resolution of the Company Litigation as a condition to closing the transaction.
In connection with its entry into the Party A Non-Binding Term Sheet, the Company engaged Ballard Spahr LLP (“Ballard Spahr”), its regular Nevada corporate counsel, to advise the Company on Nevada law in connection with the proposed transaction with Party A.
On November 15, 2022, Party A’s outside legal counsel provided the Company and K&L Gates with a draft merger agreement that provided for, among other things, Party A to acquire the Company through a one-step merger pursuant to which each share of Company common stock would be converted into Party A’s publicly traded securities. The exchange ratio was to be based on a $0.42 per share price for the Company’s common stock and was to be reduced by the Merger Consideration Reductions.
On November 18, 2022, Mr. Steenvoorden and representatives from K&L Gates met with senior management from Party A at Party A’s outside legal counsel’s offices in New York to discuss the transaction and the merger agreement. The parties discussed the Merger Consideration Reductions, the treatment of amounts owed under the Credit Agreement, the difficulty in obtaining final resolution of the Company Litigation prior to closing and various other matters. The parties discussed a potential floor price where the Merger Consideration Reductions would not reduce the merger consideration below approximately $0.34 per share. After the meeting, Party A’s chief executive officer indicated he was very concerned with respect to the Company’s ability to obtain stockholder approval of the proposed transaction in light of its retail stockholder base and recent challenges in soliciting proxies for its annual meeting of stockholders.
On November 21, 2022, senior management from the Company, K&L Gates, Party A and Party A’s outside counsel had a meeting with Alliance Advisors, LLC (“Alliance”), the Company’s proxy solicitor, to discuss strategies the parties could employ to increase the likelihood of the Company obtaining stockholder approval of the merger. After the meeting with Alliance, Party A’s chief executive officer informed the Company that he continued to be concerned about obtaining stockholder approval and that Party A would require an alternate transaction structure as a condition to moving forward.
Throughout the week of November 21, 2022, negotiations continued between Party A and the Company regarding a variety of transaction structures including partial asset transfers and initial licensing or commercial arrangements followed by a potential subsequent merger transaction. After consultation with K&L Gates, Ballard Spahr and Craig-Hallum, the Company determined that such alternative structures created significant complexity, high costs, long timelines, and execution risk, and they were not to the Company’s or its stockholders’ benefit.
On November 23, 2022, K&L Gates sent a revised draft of the merger agreement to Party A reflecting the Company’s desire to return to the original merger transaction at a price of $0.42 per share (subject to the Merger Consideration Reductions). Later that day, Mr. Eberly updated the Company Board on the current status of the negotiations and noted the Company had given Party A one week to resume negotiations on the original terms.

During the week of November 28, 2022, Party A advised the Company that it would not pursue an one-step merger transaction as originally contemplated and continued to demand alternate structures including a potential product licensing agreement, contract manufacturing relationship, research and development collaboration agreement or other commercial arrangements followed by a potential subsequent merger transaction.
On December 5, 2022, the parties to the Wong Complaint advised the court that the parties had reached a settlement in principle of the claims in the Wong Complaint as well as in the related Chen Complaint and requested that the court stay the Wong action to allow the parties sufficient time to finish negotiating the settlement documentation and obtain settlement approval from the state court in the Chen action. The court granted the parties’ request that same day.
On December 8, 2022, following the expiration of the Company’s exclusivity agreement with Party A, the Company’s senior management contacted Parent to discuss a potential strategic transaction involving the Company. Party A and the Company continued discussions the week of December 5, 2022 and early the week of December 12, 2022 regarding various transaction structures given Party A’s continuing refusal to consider a potential acquisition of the Company without a complex series of commercial arrangements as an initial step that would remain in place even if the parties terminated the merger agreement.
Throughout November and December 2022, the Company and its representatives were monitoring the Company’s remaining capacity under the ATM Program. By December 12, 2022, the Company had only $25,000 of availability with respect to potential sales of its common stock under the ATM Program as a result of limitations imposed by the so-called “baby shelf” rule.
On December 14, 2022, Messrs. Eberly and Steenvoorden had a call with Parent’s senior management to discuss a transaction between the two companies. The Company sent Parent a proposed non-binding term sheet providing for the acquisition of the Company for $0.40 per share payable in cash. In order to provide for greater transaction speed and reduced execution risk in light of the Company’s worsening circumstances including its likely inability to repay its debt upon maturity in September 2023, the Company proposed a two-step structure with a tender offer followed by a short-form merger under Nevada law.
On December 15, 2022, following further discussion between the parties, Parent sent the Company a signed non-binding term sheet providing for the acquisition of the Company for between $0.40 and $0.45 per share payable in cash. On December 15, 2022, Messrs. Eberly and Steenvoorden informed representatives of Party A that the Company was not interested in proceeding with any sort of transaction that involved initial commercial arrangements followed by a potential acquisition of the Company but that it would be interested in a possible sale transaction at $0.42 per share with no Merger Consideration adjustments. The representatives of Party A never responded to such proposal.
On December 16, 2022, the Company Board met with Company management and representatives from K&L Gates. Mr. Eberly reviewed recent discussions with Party A with respect to potential transaction structures and Party A’s insistence on a transaction structure involving a series of commercial arrangements (which would remain in place even if the potential transaction terminated and would negatively affect the Company’s revenue generating capabilities) followed by a potential acquisition of the Company. He reviewed continuing discussions with Party A regarding valuation and noted that even if an acquisition transaction with Party A were able to be completed, it would result in consideration to the Company’s stockholders significantly less than the $0.40 to $0.45 per share payable in cash proposed by Parent. He also discussed the complexity, costs, long timelines, and execution risk associated with the structure demanded by Party A. The Company Board discussed the potential transaction with Parent as compared to a transaction with Party A, noting, among other things, the greater price per share, the significantly reduced complexity and execution risk, and the certainty of value given the payment in cash at closing. After further discussion, the Company Board approved entering into a non-binding term sheet with Parent and authorized management to continue pursuing the potential transaction.
Later that day, the Company executed the non-binding term sheet (the “Parent Term Sheet”) providing for the acquisition of the Company for between $0.40 and $0.45 per share payable in cash through a tender offer for a majority of the outstanding shares followed by a short-form merger under Nevada law. The Parent Term Sheet contained an exclusivity period until January 31, 2023.
In connection with its entry into the non-binding Parent Term Sheet, the Company engaged Ballard Spahr to advise the Company on Nevada law in connection with the proposed transaction with Parent.

On December 20, 2022, the Company’s senior management and representatives from K&L Gates participated in a video conference with Parent and its legal counsel White & Case LLP (“White & Case”) to discuss the structure of the transaction and Parent’s due diligence investigation. After the December 20, 2022 call and during the week of December 26, 2022, White & Case provided a due diligence request list and the Company updated its virtual data room. Parent and its representatives conducted business, financial and legal due diligence through the rest of December and during January 2023.
On December 28, 2022, plaintiffs in the Securities Litigation submitted their unopposed motion for preliminary approval of the settlement, certification of the class, and approval of notice to the class, along with their memorandum of law, stipulation and agreement of settlement, and proposed forms of orders.
On December 29, 2022, representatives of the Company and Parent participated in a virtual conference to discuss due diligence matters.
On December 30, 2022, K&L Gates sent a draft merger agreement to White & Case.
During the first week of January 2023, Parent engaged Ernst & Young Global, Ltd.’s Paris office to assist with financial due diligence and to prepare a transformation plan.
On January 6, 2023, Messrs. Eberly and Steenvoorden had a videoconference with members of the Parent board of directors to discuss the current merger agreement draft and a general timeline to tender process, as well as commercial strategy and next steps.
Throughout the rest of January, Mr. Eberly solicited input from and provided the members of the Company Board with periodic updates regarding the progress of the proposed transaction with Parent.
During the week of January 9, 2023, members of Company management traveled to France to meet with representatives of Parent and discuss operational matters, commercial strategies and potential synergies of a combined business.
On January 10, 2023, representatives of the Company and Parent participated in a virtual conference to discuss due diligence matters, with a focus on the SEC Investigation.
On January 16, 2023, representatives of the Company and Parent participated in a virtual conference to discuss due diligence matters, with a focus on healthcare compliance, intellectual property and general corporate matters.
On January 17, 2023, representatives of the Company and Parent participated in a virtual conference to discuss due diligence matters, with a focus on employee benefits, real estate, and employment matters.
On January 20, 2023, members of senior management met with the Company Board to discuss the status of negotiations with Parent.
On January 21, 2023, White & Case sent a revised version of the merger agreement to K&L Gates which, among other things, proposed to expand the scope of the Company’s representations and warranties, limit the Company’s ability to pursue alternate transactions pursuant to the “fiduciary out” provision, and required the Company to pay a $2.5 million termination fee in certain circumstances. In addition to the revised merger agreement, White & Case provided a list of supplemental due diligence questions to the Company. Later that day, K&L Gates sent the revised merger agreement to Ballard Spahr to review from a Nevada law perspective.
On January 25, 2023, K&L Gates sent an updated version of the merger agreement to White & Case which, among other things, expanded the “fiduciary out” provision and rejected the proposed $2.5 million termination fee. Later that day, representatives of the Company, Parent, K&L Gates and White & Case had a telephone conversation in which they discussed these provisions and negotiated various other provisions in the merger agreement.
On January 26, 2023, representatives from K&L Gates and White & Case had a telephone discussion in which they discussed certain open items in the merger agreement, including the amount of the termination fee relative to Parent’s anticipated out of pocket expenses.
Later that day, White & Case sent a revised draft of the Merger Agreement to K&L Gates, which incorporated certain matters agreed to on the telephone call and proposed a termination fee equal to $2.45 million. White & Case also reviewed the termination fee and related provisions with Potter, Anderson & Corroon LLP (“Potter Anderson”). The Company, Parent, K&L Gates, Ballard Spahr, White & Case and Potter Anderson continued discussions regarding the termination fee and other open provisions in the merger agreement.

Also on January 26, 2023, the parties to the Wong Complaint provided a status update to the court and requested that the court adjourn an initial conference that had been scheduled for February 8, 2023 as well as the submission of a Rule 26(f) scheduling order. The court granted the parties’ request the following day.
On January 27, 2023, representatives of the Company and the Parent agreed to a $0.45 per share price for the tender offer and subsequent merger.
Later that day, K&L Gates sent a revised draft of the merger agreement to White & Case that reflected the agreed upon $0.45 per share price and other relatively minor revisions with respect to certain representations and warranties but did not reflect any resolution on the amount of the termination fee.
Representatives from K&L Gates, Ballard Spahr, White & Case, and Potter Anderson continued to negotiate the termination fee on January 27, 2023 and January 28, 2023. The parties agreed to a termination fee of $850,000 on January 28, 2023, and White & Case circulated a revised draft of the merger agreement that reflected such termination fee and other revisions including with respect to the Company’s agreement to pay certain expenses related to commencing and conducting the Offer and to reimburse Parent $250,000 for expenses incurred in connection with its due diligence investigation of the Company, whether or not the Merger is consummated. Over the ensuing days, K&L Gates and White & Case worked together to finalize the disclosure schedules and other minor items.
Early in the day on January 30, 2023, Mr. Steenvoorden provided the Company Board with the substantially final draft of the merger agreement and materials prepared by Craig-Hallum and K&L Gates.
Throughout January 30 and 31, 2023, the parties and their respective advisors prepared and finalized communication and other matters.
The Company held a special board meeting during the afternoon of January 31, 2023. At the invitation of the Company Board, Mr. Steenvoorden, representatives of Craig-Hallum and representatives of K&L Gates attended the meeting. Mr. Eberly began the meeting by informing the Company Board that Parent’s board of directors had approved the merger agreement and related transactions that morning. Craig-Hallum presented updated financial analyses of the consideration to be received by the Company’s stockholders in connection with the proposed transaction. The Craig-Hallum representatives also reviewed the Project Cheetah process, the challenges associated with the Proposed 2022 Public Offering, and challenges the Company would likely face in refinancing its indebtedness. Representatives of Craig-Hallum then rendered Craig-Hallum’s oral opinion to the Company Board, subsequently confirmed by delivery of a written opinion, that, subject to the factors and assumptions set forth therein, the transaction consideration per share of Company common stock to be paid to the holders of shares of the Company’s common stock pursuant to the merger agreement was fair from a financial point of view to such holders. For more information about Craig-Hallum’s opinion, see below under the caption “—Opinion of the Company’s Financial Advisor”. As part of the discussion during the meeting, the Company Board considered the impact the proposed Merger would have on the Derivative Litigation. Prior to the execution of the Merger Agreement, there were no discussions regarding post-closing employment for senior management or post-closing directorships for directors of the Company.
Following discussion and a review with the K&L Gates of various matters, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the Transactions, and (iii) recommended, by resolution, that stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Shortly thereafter and after the close of trading on Nasdaq on January 31, 2023, Parent and the Company executed and delivered the definitive Merger Agreement. The Company and Parent issued a joint press release announcing the execution of the Merger Agreement.
Reasons for the Company Board’s Recommendation
On January 31, 2023, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the Transactions, and (iii) recommended, by resolution, that stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board consulted with the Company’s senior management, outside legal counsel and Craig-Hallum, the Company’s outside financial advisor. In recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Company Board also considered a number of factors potentially weighing in favor of the Offer and the Merger, including the following factors (which are not necessarily presented in order of relative importance):
•
Premium to Market Price. The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over recent trading prices. The Company Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented a premium of approximately 27% over the closing price per share of the Shares on the Nasdaq Stock Market on January 30, 2023, the last trading day prior to the announcement of the Merger Agreement, and a premium of approximately 42% over the 30-day volume weighted average price per share prior to signing the Merger Agreement.

•
Certainty of Value. The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of upfront cash, which provides liquidity and certainty of value to the stockholders. Taking into account the various risks the Company would face by remaining independent and pursuing its current plans, including undergoing a shift in business strategy and product focus that will take time and additional capital to implement (which its current lender is unwilling to provide and the Company Board believes is not otherwise available), the Company Board believed that this certainty of value was compelling compared to the expected long-term value creation potential of the Company’s business.

•
The Company’s Ongoing Operating and Financial Challenges. The Company Board considered the current and historical financial condition, results of operations and business, as well as the prospects and risks, if the Company were to remain independent. In particular, the Company Board considered:

○
the Company’s recent operating and financial challenges with a net loss of approximately $22.4 million for the nine months ended September 30, 2022, and a net loss of approximately $33.9 million for the year ended December 31, 2021;

○
the Company’s current commercial and product development pipeline and general business and financial plans, including the risks and uncertainties associated with the level of sales of the Company’s products in the United States and Europe, and risks and uncertainties associated with the continued development and regulatory approval of the Company’s products and product candidates;

○
the Company’s ability to carry out its current development and regulatory strategy with respect to its products and product candidates, whether on its own or through collaboration with strategic partners;

○
the significant capital that would be needed to repay amounts owed under the Credit Agreement, finance the shift in its business strategy, and support its commercialization and product development efforts; and

○
the general risks inherent to continued operation as a standalone company, including the competitive nature of the diagnostics industry, the Company’s financial resources relative to those of its competitors, the Company’s ability to maintain patent protection for its approved products and product candidates, the potential impact of government healthcare reform on the Company’s business, and other general risks and market conditions that could reduce the market price of the Shares, including the Company’s non-compliance with the minimum bid price and potential delisting from the Nasdaq Capital Market.

•
Risks Related to the Credit Agreement and Liquidity; Potential Need to Pursue Bankruptcy or Reorganization Proceeding. The Company Board considered, among other factors, that the Company’s business and its stockholders would continue to be subject to substantial risks and uncertainties related to the Company’s Credit Agreement and ongoing liquidity matters, including that:

○	the Company has previously required waivers to the Credit Agreement due to its inability to comply with the minimum total revenue covenant;

○	the Company would likely not be able comply with such minimum total revenue covenant through the maturity date under the Credit Agreement;
○	Perceptive has communicated to the Company that it would not agree to any restructuring of the Credit Agreement or to any extension or modification of the payments owed under the Credit Agreement; and
○
the Company does not believe it will be able to enter into replacement debt or equity financing arrangements before the Credit Agreement matures on September 4, 2023, and consequently could be forced to pursue a bankruptcy or reorganization proceeding.

•
Other Significant Risks and Uncertainties. The Company Board considered, among other factors, that the Company’s business and its stockholders would continue to be subject to other substantial risks and uncertainties if the Company attempted to remain an independent public company, including that:

○	ongoing liquidity concerns have resulted in the Company’s conclusion that there is substantial doubt about its ability to continue as a going concern;
○
the Company’s failure to meet the minimum bid price for continued listing on the Nasdaq Capital Market could result in delisting and adversely affect its ability to publicly or privately sell equity securities and the liquidity of its common stock;

○
the diagnostic testing market is highly competitive, and many of the Company’s competitors are larger, better established, and have greater technical and marketing capabilities and financial and other resources than the Company;

○	the uncertainty of whether future trading values would reach the Offer Price as compared to the certainty of realizing a compelling value for Shares in the Merger; and
○
the other risks set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as applicable.

•
Lack of Other Meaningful Capital-Raising and Restructuring Alternatives. The Company Board considered the possible alternatives to the proposed acquisition of the Company by Parent, including (i) the possibility of continuing to operate the Company as an independent company and executing management’s stand-alone plan, (ii) obtaining financing arrangements to meet the Company’s current and future cash requirements (both through a public offering of equity securities and refinancing of the Company’s existing debt obligations), and (iii) seeking bankruptcy and restructuring protection, the potential benefits and risks of these alternatives to the Company and its stockholders and the timing and likelihood of effecting any such alternatives. In particular, the Company Board considered:

○	Perceptive’s unwillingness to refinance the Company’s existing indebtedness;
○	the Company’s inability to identify potential alternative financing sources to refinance the Company’s existing indebtedness under the Credit Agreement and provide working capital to the Company;
○
the Company’s ability to raise capital off of its existing shelf registration statement on Form S-3 being restricted by the “baby shelf” limitation such that the Company was only able to sell approximately $4.0 million of shares under its ATM Program during the last four months of 2022; and

○
the process conducted by the Company, with the assistance of representatives of Craig-Hallum, to undertake a public offering of the Company’s equity securities in September and October 2022, which did not result in the Company being able to sell equity securities on acceptable terms.

Taking into account the risks of execution as well as business, competitive, industry and market risks, the Company Board determined that none of the possible alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders.
•
Extensive Strategic Process. The Company Board considered the results of Craig-Hallum’s outreach beginning in April 2022 regarding a strategic transaction to a group of approximately 80 potential acquirers determined to be the most likely to have interest in an acquisition. Of those potential acquirers, 20 signed a non-disclosure agreement with the Company and received a confidential information presentation and five held at least one meeting with management. Despite these efforts, no third parties expressed interest in pursuing an acquisition of the Company. Subsequently, in October 2022, the Company was approached by Party A to engage in negotiations with the Company regarding a potential transaction that would have resulted in a transaction at a valuation and per share price substantially less than that being proposed by Parent. The Company Board believes that the transaction consideration to be paid by Parent in the Offer reflects the best price reasonably attainable for the Company’s stockholders.
•
Highest Value Reasonably Obtainable. The Company Board believed that the Offer Price of $0.45 per Share represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of the Company’s negotiations with Parent and the fact that a large number of other strategic parties that had been contacted with respect to the acquisition of the Company had not expressed the desire or ability to propose a higher valuation. The Company Board believed, based on the Company’s negotiations with Parent and the advice of management and its advisors, that the Offer Price was the highest amount of consideration per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms on significant points to the Company to which Parent was willing to agree.

•
Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger, in which stockholders who do not tender Shares in the Offer would receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board noted that the Merger Agreement does not include a financing condition and that Parent would fund the purchase price from Parent’s available cash on hand and short-term financing. The Company Board considered how the potential for closing within a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty inherent to the pendency of the transaction and related disruption. The Company Board also believes, after consultation with senior management, that there are unlikely to be any significant delays or obstacles to Parent obtaining the necessary regulatory clearances and approvals to complete the Offer and the Merger.

•
Business Reputation of Parent. The Company Board considered the business reputation, management and financial resources of Parent with respect to the transaction. The Company Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•
Certain Management Projections. The Company Board considered certain financial projections for the Company prepared by the Company’s management, which reflected certain assumptions of the Company’s management. For further discussion, see the section of this Schedule 14D-9 captioned “Certain Unaudited Prospective Financial Information.”

•
Fairness Opinion. The Company Board considered the oral opinion of Craig-Hallum, subsequently confirmed in writing, that, as of the date of the Merger Agreement, based on and subject to the assumptions made, procedures followed, matters considered and limitations upon the review undertaken by Craig-Hallum in preparing its written opinion, as set forth in such written opinion, the aggregate consideration (as defined in the written opinion) to be offered to the holders of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below in “—Opinion of the Company’s Financial Advisor.” The Company Board was aware that Craig-Hallum became entitled to a fee of $250,000 upon the issuance of its written opinion and will become entitled to a fee of $1.0 million upon consummation of the Offer and Merger, as more fully described below in “—Opinion of the Company’s Financial Advisor.” The full text of the written opinion of Craig-Hallum is attached hereto as Annex A.

•
The Merger Agreement. The Company Board considered all of the terms and conditions of the Merger Agreement, including the representations, warranties, covenants and agreements of the parties, the conditions to closing, the form of the consideration and the structure of the termination rights, including:

○	that the terms of the Merger Agreement were the product of arms-length negotiations between two sophisticated parties and their respective advisors;

○
the Merger Agreement provides for the prompt commencement of the Offer, which may enable holders of Company common stock who tender their Shares into the offer to receive their consideration more quickly than in a transaction structured as a one-step merger;

○
the ability to respond to unsolicited Acquisition Proposals (as defined in the Merger Agreement) by the Company Board upon the determination that the failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law and to engage in negotiations or discussions with third parties regarding alternative transactions under certain circumstances;

○
the right of the Company Board to change or withdraw its recommendation to holders of Company common stock following receipt of an unsolicited superior proposal or upon the occurrence of certain other intervening events and determination that the failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law;

○
the right of the Company Board to terminate the Merger Agreement and to accept a superior proposal if certain conditions are met, subject to the payment of the $850,000 termination fee (approximately 4.9% of the aggregate transaction value and approximately 2.4% of the aggregate enterprise value of the Company) to Purchaser;

○
the Company Board’s belief that the $850,000 termination payable by the Company upon its termination of the Merger Agreement to accept a superior proposal and in certain other circumstances (i) is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Offer and the Merger and (ii) would not preclude another party from making a competing proposal;

○
the obligations of Purchaser to accept Shares for payment pursuant to the Offer and to close the Merger are subject to a limited number of conditions, and the Company Board’s belief, in consultation with senior management and legal advisors, that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated;

○
the provision in the Merger Agreement that various changes, conditions, events, circumstances, effects, occurrences or developments related to the Company or its business are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Parent and Purchaser to elect not to consummate the Offer;

○
the fact that in the event that the conditions of the Offer, with the exception of certain conditions, have not been satisfied or waived at the scheduled expiration of the Offer, the Purchaser must extend the Offer for one or more periods of up to 10 business days until such conditions have been satisfied or waived, subject to the outside date provided in the Merger Agreement and the other terms and conditions of the Merger Agreement; and

○
The Company’s ability to enforce any provision of the Merger Agreement by a decree of specific performance if Purchaser fails, or threatens to fail, to satisfy their obligations under the Merger Agreement.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:
•
Stockholder Participation in Future Growth or Earnings; Cash Consideration. The nature of the Offer, the Merger and the Offer Price means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the surviving corporation.

•
Value of Consideration Below 52-Week High of Company Stock Price. The Company Board considered the fact that, while the value of the transaction consideration represented a premium of approximately 27% over the closing price per share of the Shares on the Nasdaq Stock Market on January 30, 2023, the last trading day prior to the announcement of the Merger Agreement, and a premium of approximately 42% over the 30-day volume weighted average price per share prior to signing the Merger Agreement, such value is below the most recent 52-week high closing price of the Company’s common stock on August 5, 2022, which was $1.10.
•
Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the Transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s Board, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•
Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the effective time of the Merger due to pre-closing covenants in the Merger Agreement, whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•
No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative Acquisition Proposals, and requires the Company to pay to Parent a termination fee in certain circumstances as described above, as well as in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination, and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within 12 months of such termination.

•
Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including the potential impacts on the Company’s ongoing business relationships and the Company’s ability to attract and retain key management and scientific and research personnel during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

•
Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser could be subject to regulatory approvals or clearances to complete the Offer or the Merger or the Offer period being extended multiple times.

•
Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the stockholders for U.S. federal income tax purposes.

•
The Impact of the Merger on the Company Litigation. The uncertainty and potential impact that may be caused by the Merger Agreement, the Offer and the Merger on the Company’s pending litigation, including the fact that the Merger, if consummated, should deprive the plaintiffs in the Derivative Litigation of standing. In addition, the corporate governance measures agreed to in principle by the parties to the Derivative Litigation would not be adopted in the event of a “Fundamental Transaction” such as the consummation of the Merger.

•
Other Interests. The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

After taking into account all of the factors set forth above, as well as others, the Company Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the offer and the Merger were outweighed by the potential benefits of the offer and the Merger to the Company’s stockholders.
The foregoing discussion of factors considered by the Company Board is not intended to be exhaustive, but summarizes the material factors considered by the Company Board. In light of the variety of factors considered in connection with its evaluation of the offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Company Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Company Board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, the Company’s executive management, financial advisor and legal counsel. It should be noted that this explanation of the reasoning of the Company Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”
Opinion of the Company’s Financial Advisor
The Company Board retained Craig-Hallum to serve as an independent financial advisor to our board to render to the board a fairness opinion in connect with the Transactions. Craig-Hallum is an internationally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions and valuations for corporate and other purposes.
At the meeting of the Company Board, on January 31, 2023, Craig-Hallum rendered its oral opinion to the Company Board (which was subsequently confirmed in writing by delivery of Craig-Hallum’s written opinion, dated the same date), stating that, as of the date of the letter and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications in such letter, the Offer Price per share is fair, from a financial point of view, to the holders of the Company’s Shares.
The full text of Craig-Hallum’s written opinion letter, dated as of January 31, 2023, is attached as Annex A. You should read Craig-Hallum’s opinion letter carefully and in its entirety for a discussion of, among other things, the scope of the review undertaken, and the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Craig-Hallum in connection with its opinion. This summary is qualified in its entirety by reference to the full text of the opinion letter. Craig-Hallum’s opinion letter was directed to the Company Board, in its capacity as the board of directors, and addressed only the fairness from a financial point of view, as of the date of the opinion, to the Company stockholders of the Offer Price per share to be paid under the Merger Agreement. The opinion letter does not constitute a recommendation as to how any stockholder should act in relation to the Offer or any other matter.
In connection with rendering its opinion, Craig-Hallum, among other things:
(i)	reviewed and analyzed the terms of a draft of the Merger Agreement, dated January 28, 2023, provided to Craig-Hallum on January 29, 2023;
(ii)	reviewed and analyzed certain historical financial, operating, and business information related to the Company;
(iii)	reviewed and analyzed certain internal financial projections of the Company prepared for financial planning purposes and furnished by management of the Company;
(iv)	reviewed and analyzed certain publicly available information relative to the Company;
(v)	reviewed and analyzed certain historical financial, operating, market and securities data of the Company publicly available or furnished by management of the Company;
(vi)	conducted discussions with members of management of the Company with respect to the business and prospects of the Company;
(vii)	reviewed and analyzed the reported prices and trading activity of shares of the Company’s common stock;
(viii)	compared the financial performance of the Company with that of certain other publicly traded companies deemed by us to be comparable to the Company;
(ix)
to the extent publicly available, reviewed and analyzed financial terms of certain acquisition transactions involving companies operating in businesses and industries deemed similar to that in which the Company operates and selected companies deemed comparable to the Company; and

(x)	performed a discounted cash flow analysis on the Company on a stand-alone basis incorporating various assumptions provided to us by management of the Company.
In addition, Craig-Hallum conducted such other analyses, examinations, and inquiries and considered such other financial, economic and market criteria as it deemed necessary in arriving at its opinion.
In its review and analysis and in arriving at its opinion, Craig-Hallum assumed and relied on the accuracy and completeness of the financial, business, and other information provided to or otherwise discussed with Craig-Hallum or publicly available. Craig-Hallum was not engaged to, and did not independently attempt to, verify any of such information. Craig-Hallum also relied upon information provided by the Company’s management as to the reasonableness and achievability of the financial projections (and the assumptions and bases therefor) provided to Craig-Hallum, and, with the Company’s consent, Craig-Hallum assumed that the projections were reasonably prepared and reflect the best currently available estimates and judgments of the Company’s management. Craig-Hallum was not engaged to assess the reasonableness or achievability of the projections or the assumptions on which they were based, and Craig-Hallum expressed no view as to such projections or assumptions. In addition, Craig-Hallum did not conduct a physical inspection or appraisal of the assets, properties or facilities owned by the Company, and Craig-Hallum was not furnished with any such evaluation or appraisal. Craig-Hallum also assumed that all governmental, regulatory, or other consents and approvals for the consummation of the Merger would be obtained without any material adverse effect on the Company or the Merger.
Craig-Hallum was not asked to, and Craig-Hallum did not, offer any opinion as to the material terms of the Merger Agreement or the form of the Merger. In rendering its opinion, Craig-Hallum assumed, with the Company’s consent, that the final executed form of the Merger Agreement would not differ in any material respect from the drafts that Craig-Hallum examined, and that the conditions to the Merger in the Merger Agreement will be satisfied and that the Merger will be consummated on a timely basis in the manner contemplated by the Merger Agreement.
Craig-Hallum’s opinion was based on economic and market conditions and other circumstances existing on, and information made available to Craig-Hallum as of, January 31, 2023, and does not address any matters subsequent to such date. Craig-Hallum’s opinion was limited to the fairness from a financial point of view, as of the date of the opinion, to the holders of the Company’s common stock of the Offer Price to be paid under the Merger Agreement. Craig-Hallum’s opinion does not address the underlying business decision to affect the Merger or any other terms of the Merger Agreement or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to the Company. Although subsequent developments may affect Craig-Hallum’s opinion, Craig-Hallum does not have any obligation to update, revise, or reaffirm its opinion. Craig-Hallum’s opinion was approved by a fairness opinion committee of Craig-Hallum in accordance with established procedures.
Summary of Financial Analyses
The following is a summary of the material financial analyses performed by Craig-Hallum in arriving at its opinion. Craig-Hallum’s opinion letter was only one of many factors considered by the Company Board in evaluating the Merger. Neither Craig-Hallum’s opinion nor its financial analyses were determinative of the Offer Price per share or of the views of the Company Board or the Company’s management with respect to the Offer Price per share or the Merger. None of the analyses performed by Craig-Hallum were necessarily assigned a greater significance by Craig-Hallum than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Craig-Hallum. Some of the summaries in the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Craig-Hallum’s financial analyses. The summary text describing each financial analysis does not constitute a complete description of Craig-Hallum’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Craig-Hallum. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Craig-Hallum with respect to any of the analyses performed by it in connection with its opinion. Rather, Craig-Hallum made its determination as to the fairness, from a financial point of view, to us of the Offer Price to be paid under the Merger Agreement based on its analyses as a whole.

Premiums Paid Analysis
Craig-Hallum reviewed publicly available information for selected completed M&A transactions to determine the implied premiums paid in such M&A transactions over recent trading prices of the relevant target companies at certain dates immediately prior to announcement of the relevant transaction. Craig-Hallum selected M&A transactions announced since January 1, 2018, involving U.S.-based public target companies with equity values greater than $10 million but less than $1 billion, where the target company’s primary industry classification is healthcare. Craig-Hallum included M&A transactions within this range to capture conditions in the healthcare industry generally and to allow for a sufficient sample size. Based on these criteria, Craig-Hallum reviewed 129 M&A transactions and compared the implied premiums paid in those selected M&A transactions over certain time periods to the premium that would be paid to the holders of the Company’s common stock based on the Offer Price per share. Craig-Hallum presented summarized information to the Company Board with respect to the selected M&A transactions and did not review any specific transactions. Given the sample size of 129 M&A transactions, there were certain outlying transactions with unique characteristics, and Craig-Hallum focused its analysis on the transactions between the 25th and 75th percentiles.
This analysis indicated the following implied premiums:
	Minimum	25th Percentile	Median	75th Percentile	Maximum	Offer Price Premium
1-Day	-31%	27%	49%	84%	660%	29%
1-Month	-35%	30%	62%	105%	475%	114%
This analysis indicated the following implied equity prices per share range for the Company of approximately (with the Offer Price of $0.45 per share being between the 25th and 75th percentiles in both cases):
	Minimum	25th Percentile	Median	75th Percentile	Maximum	Offer Price per share
1-Day	$0.23	$0.43	$0.50	$0.62	$2.55	$0.45
1-Month	$0.13	$0.26	$0.33	$0.41	$1.16	$0.45
Analysis of Comparable Publicly Traded Companies
Craig-Hallum reviewed and compared certain publicly available financial data, ratios and trading multiples for six comparable publicly traded companies that Craig-Hallum determined, based on its professional judgment, to be reasonably comparable to the Company. The comparable publicly traded companies Craig-Hallum selected were Biosynex SA, Co-Diagnostics, Inc., Lucira Health, Inc., Lumos Diagnostics Holdings Limited, OraSure Technologies, Inc., and Trinity Biotech plc. Although none of the six selected publicly traded companies are directly comparable to the Company, Craig-Hallum reviewed these companies because, among other things, Craig-Hallum determined that their businesses, financial information, service offerings, and operating profiles are reasonably comparable to those of the Company for purposes of this analysis. In selecting comparable public companies, Craig-Hallum focused on healthcare diagnostic companies focused on infectious diseases with enterprise values below $500 million. Financial data of the selected companies was based on publicly available information such as public filings and third-party equity research reports. Craig-Hallum reviewed data, including stock price, market capitalization, enterprise value, gross margin percentage, and revenue multiples based on the last 12 months revenues, estimated calendar year 2022 revenues, and estimated calendar year 2023 revenues, for each of the selected publicly traded companies. The multiples for each of the selected companies were calculated using their respective closing prices on January 27, 2023 and were based on the most recent publicly available information and information collected from S&P Capital IQ.
The following tables reflects the results of this analysis:
	Minimum	25th Percentile	Median	75th Percentile	Maximum
EV / LTM Revenue	0.0x	0.2x	0.2x	0.9x	1.3x
EV / 2023E Revenue	0.0x	0.4x	0.8x	1.2x	1.2x
EV / LTM Gross Profit	0.3x	0.5x	1.4x	2.8x	4.3x

This analysis indicated the following implied equity prices per share range for the Company of approximately (with the Offer Price of $0.45 per share being between the 25th and 75th percentiles in all cases):
	Minimum	25th Percentile	Median	75th Percentile	Maximum	Offer Price per share
EV / LTM Revenue	$0.03	$0.29	$0.32	$1.12	$1.69	$0.45
EV / 2023E Revenue	$0.01	$0.30	$0.69	$1.00	$1.02	$0.45
EV / LTM Gross Profit	$0.07	$0.12	$0.37	$0.74	$1.16	$0.45
No company used in the comparable company analysis is identical to the Company. In evaluating selected publicly traded companies, Craig-Hallum made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond the Company’s control, such as the impact of competition on the Company and the industry generally, industry growth and the absence of any adverse material change in the Company’s financial conditions and prospects or those of the Company or the industry or the financial markets in general.
Analysis of Comparable M&A Transactions
Craig-Hallum performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms for selected transactions.
Craig-Hallum reviewed and compared certain publicly available transaction valuation metrics that Craig-Hallum determined, based on its professional judgment, were reasonably comparable to the proposed Merger.
Craig-Hallum reviewed and selected precedent transactions that, in the exercise of its professional judgment, were deemed to have similar characteristics to the Company’s business and financial profile that had closed or were announced but had yet to close, since January 1, 2018. The following tables reflects the results of these analyses with respect to comparable transactions:
Target	Acquiror	Date Transaction Closed
Theradiag SA	Biosynex SA	January 31, 2023*
Curiosity Diagnostics Sp. z o.o.	Bio-Rad Laboratories, Inc.	August 3, 2022
UrSure, Inc.	OraSure Technologies, Inc.	July 22, 2020
Exalenz Bioscience Ltd.	Meridian Bioscience, Inc.	April 30, 2020
Curetis AG	OpGen, Inc.	September 4, 2019
*	Transaction had not closed at the time Craig-Hallum delivered its opinion
This analysis indicated the following implied multiples:
EV/Revenue	Minimum	25th Percentile	Median	75th Percentile	Maximum
LTM	2.3x	2.6x	3.0x	3.4x	3.7x
From this analysis, Craig-Hallum derived the 25th and 75th percentiles for the approximate implied equity price per share range for the Company, which per share range was $3.40 to $4.36. Craig-Hallum then compared this range to the Offer Price per share to be paid under the Merger Agreement, noting it was below this range. As described below, Craig-Hallum did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered, including the precedent transactions analysis. Craig-Hallum considered, among other things, the small number of precedent transactions and the differences in the global economy in 2019 and 2020 from the current global economy in determining how much weight to ascribe to the precedent transactions analysis. No transaction used in the analysis of comparable transactions is identical to the Company or the Merger. In evaluating the precedent transactions, Craig-Hallum made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the Company’s control. These include, among other things, the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Discounted Cash Flow Analysis
Craig-Hallum performed a discounted cash flow analysis of the Company, using the Company’s projections, which was performed to demonstrate an illustrative indication of the implied present value of the Company’s common stock on a per share basis. Craig-Hallum calculated a range of implied equity values of the Company based on forecasts of future unlevered free cash through fiscal year 2027. Craig-Hallum first calculated unlevered free cash flows (calculated as earnings before interest and taxes, less taxes, plus depreciation and amortization, less the amount of any increase or plus the amount of any decrease in net working capital, less capital expenditures and less any acquisition costs) of the Company for fiscal years 2023 to 2027, using an assumed tax rate of 30.0% (based upon Craig-Hallum’s professional judgment and averages of federal and state income tax rates).
Craig-Hallum then calculated terminal values for the Company using the terminal value method based on revenue multiples. The 25th and 75th percentiles for the terminal values calculated by Craig-Hallum in its analysis were approximately $11 million and $22 million. The terminal value based on revenue multiples was calculated by applying a range of terminal LTM revenue multiples of 0.2x to 0.8x (selected based on Craig-Hallum’s professional judgment after consideration of the precedent M&A transactions multiples and comparable public company multiples) to the Company management’s revenue forecast for fiscal year 2027. These unlevered free cash flows and terminal values were then discounted to their respective present values as of January 1, 2023, using a range of discount rates of 16.0% to 20.0% (selected based on Craig-Hallum’s professional judgment and derived from an analysis of the estimated weighted average cost of capital using the Company’s comparable company data) to calculate a range of implied enterprise values for the Company. Craig-Hallum then derived a range of implied per share values for the Company common stock. From this analysis, Craig-Hallum derived the 25th and 75th percentiles for the values produced from the discounted cash flow analysis which per share range was $0.24 to $0.54 for the revenue analysis. Craig-Hallum then compared this range to the Offer Price per share to be paid under the Merger Agreement.
Although discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including commodity prices and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of the Company’s present or future value or results. Discounted cash flow analysis in isolation from other analyses is a less effective method of evaluating transactions than when other analyses are used for such purposes.
Miscellaneous
The summary set forth above does not contain a complete description of the analyses performed by Craig-Hallum but does summarize the material analyses performed by Craig-Hallum in rendering its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Craig-Hallum did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Craig-Hallum made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Craig-Hallum based its analyses on assumptions that it deemed reasonable, including those concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which Craig-Hallum based its analysis have been described under the description of each analysis in the foregoing summary. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Craig-Hallum are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Craig-Hallum’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which securities may trade at the present time or at any time in the future or at which businesses actually could be bought or sold.
The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Craig-Hallum’s view of the actual value of the target or the combined company.
Under the terms of an engagement letter dated January 5, 2023, the Company has agreed to pay Craig-Hallum a fee of $250,000 for rendering its opinion, which was payable upon the delivery of

Craig-Hallum’s opinion. Craig-Hallum will become entitled to a fee of $1.0 million upon consummation of the Offer and Merger. In addition, the Company agreed to reimburse Craig-Hallum for $30,000 in expenses and to indemnify Craig-Hallum and related persons against various potential liabilities, including certain liabilities that may arise in connection with Craig-Hallum’s engagement.
Craig-Hallum has in the past provided investment banking and financial advisory services to the Company and has received fees for the rendering of such services. During the past two years, Craig-Hallum has received $1,653,083 in compensation from the Company for investment banking services (which compensation does not include the fees listed in the above paragraph). Prior services provided to the Company by Craig-Hallum during the past two years include acting as M&A advisor in 2022 and 2023 and agent in the Company’s ATM in 2021 and 2022. In addition, Craig-Hallum’s services to the Company prior to the past two years include serving as placement agent in a debt placement in 2019, underwriter in a public offering in 2018, underwriter in a second public offering in 2018, underwriter in a public offering in 2016, and underwriter in a public offering in 2013. Craig-Hallum has not provided any services to Parent during the past two years.
Craig-Hallum's analyses were prepared solely as part of Craig-Hallum's analysis of the fairness, from a financial point of view, as of January 30, 2023, of the Offer Price to be paid to the holders of the Company common stock. The opinion of Craig-Hallum was only one of the factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement and the Merger.
Certain Unaudited Prospective Financial Information
The Company does not, as a matter of course, make detailed or long-term public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, in connection with the Company’s 2022 strategic planning process, Parent’s due diligence process, and the Company Board’s evaluation of the Offer, the Merger Agreement and the Transaction, the Company’s senior management prepared financial projections for fiscal years 2023 through 2027 (the “Projections”). These Projections were provided to the Company Board, Craig-Hallum and Parent in preparation for their analysis and evaluation of the Company and its businesses. To give the Company’s stockholders access to certain nonpublic information that was available to Parent and the Company Board at the time of the evaluation of the Merger Agreement and the Transaction, the Company’s senior management has included these Projections below.
These Projections were developed from historical financial statements and a series of assumptions and estimates of management related to future trends and did not give effect to any changes or expenses as a result of the Offer, the Merger Agreement or the Transaction or any other effects of such terms. The Projections were prepared by the Company’s management for internal use and were not prepared with a view toward public disclosure, except to the parties identified above, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation of financial forecasts or generally accepted accounting principles. The Projections do not comply with generally accepted accounting principles. No independent registered public accounting firm, has examined, compiled, nor performed any procedures with respect to the accompanying projected financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Projections were prepared by employees of the Company without the assistance of Parent, Purchaser or any of their affiliates.
The Projections are being included in this Schedule 14D-9 because they were, among other items, relied upon by Craig Hallum in connection with its analyses described under “—Opinion of the Company’s Financial Advisor.” The Projections were initially prepared in connection with the Company’s 2022 strategic planning process and were subsequently used by the Company Board in evaluating the Offer, the Merger Agreement and the Transaction, and they were also reviewed by Craig-Hallum in connection with its fairness opinion. Prior to the execution of the Merger Agreement, the Company provided the Projections to Parent solely for illustrative purposes and as part of Parent’s due diligence review of the Company.
Although presented with numerical specificity, these Projections were based on numerous variables and assumptions that are inherently uncertain and are beyond the Company’s ability to control or predict, including with respect to industry performance, competitive factors, general business, economic, regulatory, market and financial conditions, as well as matters specific to its business, including with respect to future business initiatives, which assumptions may not prove to have been, or may no longer be, accurate. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections cover multiple years, and such information by its nature becomes less reliable with each successive year. In addition, all Projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”
There can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections to be predictive of actual future events, and Company stockholders should not place undue reliance on the internal financial forecasts. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent or Purchaser or any of their respective affiliates concerning the Projections.
The summary of the Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender shares in the Offer, but because this information was reviewed by the Company Board and made available by the Company to Parent and Craig-Hallum. The information from the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC.
The tables below present selected projected financial information for the fiscal years ending December 31, 2023 through 2027.
($ in thousands except as provided below)	Forecast 2023	Forecast 2024	Forecast 2025	Forecast 2026	Forecast 2027
Total revenues	$31,381	$37,717	$54,579	$59,737	$72,521
% YoY Growth	(37)%	20%	45%	9%	21%
Cost of goods sold	(18,618)	(21,127)	(26,136)	(27,943)	(30,840)

Gross profit	12,763	16,590	28,443	31,794	41,681
Gross margin	41%	44%	52%	53%	57%
R&D expenses	(3,950)	(4,068)	(4,190)	(4,316)	(4,446)
Clinical & regulatory expenses	(3,263)	(1,791)	(4,045)	(2,166)	(2,231)
Sales & marketing expenses	(3,993)	(4,148)	(4,273)	(4,401)	(4,533)
G&A expenses	(12,995)	(13,385)	(13,787)	(14,201)	(14,627)
Total operating expenses	(24,202)	(23,393)	(26,295)	(25,084)	(25,837)

Income / (loss) from operations	(11,439)	(6,803)	2,147	6,710	15,844
Depreciation and amortization expense	1,996	1,996	1,996	2,055	2,117
Stock-based compensation expense	1,896	1,896	1,896	1,991	2,091

Adjusted EBITDA(1)	(7,547)	(2,911)	6,039	10,756	20,052
Adjusted EBITDA margin	(24)%	(8)%	11%	18%	28%
Unlevered free cash flow ($ in millions)(2)	(9)	(5)	2	6	13
(1)	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization and stock-based compensation expense.
(2)
Unlevered free cash flow was calculated by Craig-Hallum in connection with its fairness opinion delivered to the Company Board and is defined as earnings before interest and taxes, less taxes, plus depreciation and amortization, less the amount of any increase or plus the amount of any decrease in net working capital, less capital expenditures and less any acquisition costs, using an assumed tax rate of 30.0%.

This Schedule 14D-9 contains non-GAAP financial measures including Adjusted EBITDA and Adjusted EBITDA margin. The Company’s management included such measures in the Projections because it believed such measures may be useful in evaluating, on a prospective basis, the potential operating performance of the

Company and the surviving entity in the Merger. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.
EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, THE COMPANY DOES NOT INTEND TO UPDATE, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE, THE ABOVE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.
Intent to Tender
To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender, or cause to be tendered, all shares of the Company’s common stock held of record or beneficially owned by such person pursuant to the Offer. To the Company’s knowledge, none of the Company’s stockholders have entered into any agreement with Parent or Purchaser or any of their affiliates to tender their Shares in the Offer in connection with the execution of the Merger Agreement.
Item 5.	Person/Assets, Retained, Employed, Compensated or Used.
Information pertaining to the retention of Craig-Hallum by the Company in “Item 4. The Solicitation or Recommendation—Background of the Transactions; Reasons for the Recommendation of the Company Board—Opinion of the Company’s Financial Advisor” is incorporated by reference in this Item 5.
The Company has retained Alliance Advisors, LLC to be the Information Agent and Securities Transfer Corporation to be the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Company will pay all charges and expenses of Alliance Advisors, as Information Agent, and Securities Transfer Corporation, as Depositary and Paying Agent, incurred in connection with the Offer.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.
Item 6.	Interest in Securities of the Subject Company.
No transactions with respect to the Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company, or to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.
Item 7.	Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person other than Purchaser and Parent, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company other than the Merger, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.
Rights of Dissent or Appraisal
The Company’s stockholders will not have dissenter’s rights or rights of appraisal (hereinafter referred to as simply “dissenter’s rights”) as a result of the Offer or in connection with the Merger. The Company is a Nevada corporation, and therefore the existence or lack of dissenter’s rights is governed by the NRS. Pursuant to NRS Chapter 92A, a stockholder of a Nevada corporation is generally entitled to dissent from, and to demand payment of the fair value (as defined in NRS Section 92A.320) of such stockholder’s shares upon the consummation of, certain corporate actions to which the Nevada corporation is a party, including a merger, such as the Merger, that is consummated without a stockholder vote pursuant to the provisions of NRS Section 92A.133.
However, the dissenter’s rights provisions of NRS Chapter 92A do not apply to stockholders of any class or series that (as of the day before the effective date of the action, if such action is being consummated pursuant to NRS Section 92A.133), is a “covered security” as defined in Section 18(b)(1)(A) or (B) of the Securities Act, or is otherwise broadly held and traded in an organized market as described in NRS Section 92A.390(1)(b), unless such the holders of such class or series are required by the terms of such corporate action to accept for their shares consideration other than cash or securities that are “covered securities” or otherwise meet the requirements of NRS Section 92A.390(1)(b).
The Shares are listed on the Nasdaq Capital Market and it is anticipated that the Shares will continue to be so listed on the day before the effective date of the Merger, and therefore are, and will be at the relevant time for the NRS, “covered securities” within the meaning of Section 18(b)(1)(A) of the Securities Act. In addition, each issued and outstanding Share that is not purchased by Purchaser pursuant to the Offer will be converted by effect of the Merger into the right to receive only an amount in cash equal to the Offer Price, and no other form of consideration. Accordingly, holders of the Shares will not have dissenter’s rights under the NRS as a result of the Merger.
However, if it is determined that such right to dissent arises in the future as a result of the Shares not being listed on the Nasdaq Capital Market or otherwise, Shares outstanding immediately prior to the effective time of the Merger and held by a holder who has not validly tendered such Shares in the Offer or consented thereto in writing and who has properly demanded payment of fair value (as defined in NRS Section 92A.320) for such Shares in accordance with the requirements of the NRS Sections 92A.300 to 92A.500, inclusive (collectively, the “Dissenting Shares”), shall not be converted into the right to receive consideration contemplated under the Merger Agreement, and the holders of such Dissenting Shares shall be entitled to only such rights as are granted by NRS Sections 92A.300 to 92A.500, inclusive. If any holder of Dissenting Shares fails to perfect, withdraws or otherwise loses the right to demand payment of fair value in respect of such Dissenting Shares pursuant to NRS Sections 92A.300 to 92A.500, inclusive, such Dissenting Shares shall be treated as if they had been converted as of the effective time of the Merger into the right to receive consideration contemplated under the Merger Agreement. The Company shall give Parent prompt notice of any written demands received by the Company for appraisals or payment of fair value in respect of the Shares and any withdrawals of such demands, as well as copies of any instruments or documents served pursuant to the NRS and received by the Company with respect to such demands, and the Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands. Each holder of Dissenting Shares who becomes entitled to payment for such Dissenting Shares under the provisions of the NRS will receive payment thereof from the surviving corporation and as of the effective time of the Merger such Shares will no longer be outstanding and will automatically be cancelled and retired and will cease to exist.
Anti-Takeover Statutes
Combinations with Interested Stockholders
NRS Sections 78.411 to 78.444, inclusive (the “Combinations Statute”), governs certain “Combinations” with “Interested Stockholders”. Subject to certain exceptions, the Combinations Statute provides that a Nevada corporation may not engage in a Combination with an Interested Stockholder for up to four years after the date that the person first became an Interested Stockholder unless the Combination or the transaction by which the person first became an Interested Stockholder is approved by the board of directors before the person first became an Interested Stockholder, or is approved by vote of the stockholders of the corporation that, if the Combination is (i) within two years of the date after which the person first became an Interested Stockholder, must be at a meeting of stockholders and be approved by affirmative vote of at least 60 percent of the outstanding voting power of the corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder, and (ii) between two and four years after the date after which the person first became an Interested Stockholder, constitutes a majority of the outstanding voting power of the corporation not beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder.
A “Combination” under the Combinations Statute includes: (i) any merger or consolidation with an Interested Stockholder or any other entity which is, or after and as a result of the merger or consolidation would be, an affiliate or associate of the Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to an Interested Stockholder of corporate assets with an aggregate market value equal to more than 5% of the aggregate market value of all of the corporation’s consolidated assets, more than 5% of the aggregate market value of the outstanding voting shares of the corporation or more than 10% of the earning power or net income of the corporation, on a consolidated basis; (iii) the issuance or transfer to a Interested Stockholder, or an affiliate or associate, of voting shares (except pursuant to a share dividend or similar proportionate distribution) with an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding voting shares of the corporation; (iv) the dissolution of the corporation if proposed by or on behalf of an Interested Stockholder, (v) any reclassification of securities, recapitalization, merger, consolidation or other transaction that will have the effect of increasing the proportionate share of the corporation’s outstanding voting shares held by any Interested Stockholder and (vi) any receipt by the Interested Stockholder, or any affiliate or associate thereof, of the benefit (except proportionately as a stockholder) of any loan, advance, guarantee, pledge or other financial assistance or tax credit or other tax advantage. An “Interested Stockholder” under the Combinations Statute is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting shares of a Nevada corporation, or any person who is an affiliate or associate of the corporation and was at any time during the preceding two years the beneficial owner of 10% or more of the voting power of the then outstanding shares of the Nevada corporation.
The Company Board’s adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, made the provisions of Combinations Statute inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.
Control Share Acquisitions
NRS Sections 78.378 to 78.3793 (the “Control Share Acquisitions Statute”) may restrict the voting rights of persons that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of certain Nevada corporations. The statute applies to an “issuing corporation,” which is any Nevada corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation. A “controlling interest” means the ownership of outstanding voting stock that would be (but for the operation of the Control Share Acquisitions Statute) sufficient to enable the acquiring person, directly or indirectly and individually or in association with others, to exercise voting power in the election of directors that exceeds one of the following thresholds set forth in the statute: one fifth (20%), one third (33-2/3%), or a majority (50%). The voting rights of an acquiring person in the affected shares will be restored only if such restoration is approved, at an annual or special meeting, by a majority of the voting power of the corporation’s stockholders, plus the holders of a majority of any class or series of outstanding shares, if the acquisition would adversely alter or change any preference or relative or other right of such class or series. The Control Share Acquisitions Statute allows a Nevada corporation to “opt-out” of its provisions by amending, by the tenth day following the acquisition of a controlling interest by an acquiring person, such corporation’s articles of incorporation or bylaws to provide that the Control Share Acquisitions Statute does not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified.
The Company’s bylaws opt out of the Control Share Acquisition Statute, thus rendering the Control Share Acquisitions Statute inapplicable to the acquisition of Shares by Purchaser and Parent pursuant to the Offer, the Merger, and the other transactions contemplated by the Merger Agreement. In addition, the Company does not believe that it is an “issuing corporation” within the meaning of the Control Share Acquisitions Statute and, as a result, does not believe that the Control Share Acquisition Statute would have applied even if the Company had not previously opted out.

Other State Takeover Statutes
A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting such laws.
If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Parent, Purchaser, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective board of directors shall grant such approvals and take such actions as are necessary and within their respective power so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.
Information Regarding Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Offer and the Merger for each of the Company’s named executive officers in the Company’s most recent filing with the SEC under the Securities Act, and the rules and regulations promulgated thereunder, or the Exchange Act, and the rules and regulations promulgated thereunder, that required disclosure pursuant to Item 402(m) of Regulation S-K (the “named executive officers”). This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. Richard L. Eberly, Neil A. Goldman and Javan Esfandiari are considered named executive officers for purposes of the SEC disclosure rules, although Mr. Goldman resigned as our Executive Vice President and Chief Financial Officer effective as of November 5, 2021.
The table below assumes that (a) the consummation of the transactions contemplated by the Merger Agreement constitutes a change in control under the relevant named executive officer’s Employment Agreement, (b) the effective time of the Merger occurs on February 8, 2023, which is assumed solely for purposes of this golden parachute disclosure; (c) the employment of each named executive officer will be terminated without cause or by the executive officer for good reason (in the case of Mr. Eberly) or reasonable basis (in the case of Mr. Esfandiari) at such time; (d) no named executive officer receives any additional equity grants, no Company Options will be exercised, no Company RSUs will vest and be settled, and no dividends will be paid with respect to Company shares of common stock on or prior to the effective time of the Merger, (e) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the effective time of the Merger, additional compensation or benefits other than those described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company”, (f) no withholding taxes are applicable to any of the payments or benefits, (g) no payments are delayed due to Section 409A of the Internal Revenue Code of 1986, as amended, and (h) the named executive officers have already been paid any earned bonuses for 2022, which are not based on or otherwise related to the Merger, and therefore do not constitute “golden parachute” compensation. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the effective time of the Merger, or the value of payments or benefits that are not based on or otherwise related to the transactions contemplated by the Merger. The amounts reported in the table regarding equity compensation are estimates based on the $0.45 per share cash consideration payable in the Offer and subsequent Merger. In addition, all of the amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, which a named executive officer receives may materially differ from the amounts set forth in the table.
As discussed previously under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—
Arrangements with Current Executive Officers and Directors of the Company”, if, for a period of one year following the termination of his employment with the Company, Mr. Eberly breaches in any material respect any of his obligations under his Non-Disclosure, Intellectual Property, Non-Competition and Non-Solicitation Agreement with the Company, including, directly or indirectly, (i) inducing or attempting to induce any employee of the Company to leave the employ of the Company, or in any way interfering with the relationship between the Company and any other employee; (ii) except when acting at the request of the Company on behalf of or for the benefit of the Company, inducing suppliers, subcontractors, customers, agents or other sources of material, services or distribution of the Company’s business under contract or doing business with the Company to terminate, reduce, alter or divert business with or from the Company; and (iii) either as a principal, agent, employee, employer, consultant, partner, member or manager of a limited liability company, shareholder of a company that does not have securities registered under the Exchange Act, or a stockholder in excess of one percent of a company that has securities registered under the Exchange Act, corporate officer or director, or in any other individual or representative capacity, engage or otherwise participate in any manner or fashion in any business that directly competes with the business activities of the Company in or about any market in which the Company is, or has publicly announced a plan for doing business, the Company may cease providing him with any unpaid payments and/or benefits, including portions related to continued health coverage, subject to applicable laws. The covenant described under clause (iii) above will not apply if Mr. Eberly’s employment is terminated within twelve months of a change in control. Mr. Eberly’s receipt of severance benefits is subject to Mr. Eberly executing and delivering to the Company a general release of claims in favor of the Company and certain related parties, in substantially the form attached as Exhibit A to the Employment Agreement. The release of claims includes a customary mutual non-disparagement covenant. Payments and benefits under the Employment Agreement are subject to recoupment by the Company under any applicable recoupment policy of the Company that is generally applicable to the Company’s executives, as may be adopted by the Company Board and in effect from time-to-time or as required by applicable law.
As discussed previously under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—
Arrangements with Current Executive Officers and Directors of the Company”, Mr. Esfandiari’s Employment Agreement provides that so long as he is employed by the Company, and (i) for a period of two years following the termination of his employment under the Employment Agreement, Mr. Esfandiari will not induce or attempt to induce any employee of the Company to leave the employ of the Company, or in any way interfere with the relationship between the Company and any other employee; (ii) for a period of one year following the termination of his employment under the Employment Agreement, Mr. Esfandiari, except when acting at the request of the Company on behalf of or for the benefit of the Company, will not induce customers, agents or other sources of distribution of the Company’s business under contract or doing business with the Company to terminate, reduce, alter or divert business with or from the Company; and (iii) for a period of one year following the termination of his employment under the Employment Agreement, Mr. Esfandiari will not, directly or indirectly, including as a stockholder in excess of one percent of a company that has securities registered under the Exchange Act, engage or otherwise participate in any manner or fashion in any business that directly competes with the business activities of the Company in or about any market in which the Company is, or has publicly announced a plan for doing business. The covenant described under clause (iii) above will not apply if Mr. Esfandiari’s employment is terminated within twelve months of a change in control. The severance benefits under the Mr. Esfandiari’s Employment Agreement are contingent on his execution of a general release and waiver of claims against the Company as of the termination date in a form reasonably acceptable to the Company.

Potential Change in Control Payments to Named Executive Officers.
Payments noted below as “single-trigger” will become payable immediately upon the effective time of the Merger. However, payments noted below as “double-trigger” will not be paid to the executive unless the executive’s employment is terminated pursuant to a qualifying termination after the effective time of the Merger. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see “Arrangements with Current Executive Officers and Directors of the Company”, above.
Name(1)	Cash ($)(2)	Equity ($)(3)	Pension/ NQDC ($)	Perquisites / Benefits ($)(4)	Tax Reimbursement ($)	Other ($)	Total ($)(5)
Richard L. Eberly	955,918	264,277	—	19,728	—	—	1,239,923
Neil A. Goldman	—	—	—	—	—	—	—
Javan Esfandiari	383,000	76,413	—	—	—	—	459,413
1.
Mr. Goldman resigned as the Company’s Executive Vice President and Chief Financial Officer effective as of November 5, 2021, and is not entitled to any compensatory payments or benefits in connection with the Offer or the Merger.

2.
As described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company”, above, the cash payments for Mr. Eberly consist of: (a) payment to Mr. Eberly of a lump-sum cash payment equal to two times his base salary (paid within two weeks following the termination) and (b) payment to Mr. Eberly of a prorated a target bonus for the year of termination, prorated for the number of days of Mr. Eberly’s employment during the year of termination. The prorated target bonus is paid only if the Company determines that the applicable performance goals are satisfied, in which case it is paid within thirty days following such determination. These payments are “double-trigger”, as they will only be payable in the event of a qualifying termination of employment following the effective time of the Merger. The estimates in this disclosure assume that Mr. Eberly receives the prorated target bonus described in clause (b) of this paragraph.

As described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company”, above, the cash payments for Mr. Esfandiari consists of continued base salary for a period of twelve months following the date the required general release and waiver of claims is executed in accordance with the Company’s customary payroll practices.
These payments are considered “double-trigger” as they will be payable in the event of a termination following a change in control.
The payments are estimated based on the compensation levels in effect immediately prior to the filing of this Schedule 14D-9; therefore, if compensation levels are increased after the filing of this Schedule 14D-9, actual payments to a named executive officer may be greater than those provided for above.
The following table breaks down the amounts in this column by type of payment:
Name	Cash Severance--Base Salary ($)	Cash Severance--Prorated Target Annual Bonus ($)
Richard L. Eberly	920,000	36,863
Javan Esfandiari	383,000	—
3.
The amounts in this column represent the aggregate amount payable pursuant to the Merger Agreement to each named executive officer in respect of unvested Company RSUs. Each named executive officer’s Company Options, if any, are “out-of-the-money” and will be canceled for no consideration at the effective time of the Merger. Payments in respect of Company RSUs are single-trigger payments because they will accelerate vesting pursuant to the terms of the named executive officer’s Employment Agreement or the Merger Agreement in connection with the transactions contemplated by the Merger Agreement, and do not require a termination of employment. The payments are estimated based on the equity award holdings immediately prior to the filing of this Schedule 14D-9; therefore, if equity awards are granted after the filing of this Schedule 14D-9, actual payments to a named executive officer may be greater than those provided for above.

4.
The value of the cash payments for continued COBRA coverage were estimated based on the following assumptions: $822 monthly payment for 24 months. These payments are considered “double-trigger” as they will be payable in the event of a termination following a change in control.

The payments are estimated based on the COBRA costs in effect immediately prior to the filing of this Schedule 14D-9; therefore, if such costs are increased after the filing of this Schedule 14D-9, actual payments to a named executive officer may be greater than those provided for above.
5.
The amounts in this column represent the aggregate total of all compensation described in columns (2) through (6). The “single-trigger” and “double-trigger” components of the aggregate total compensation amounts, respectively, for each named executive officer are as follows: (i) Mr. Eberly—$264,277 and $976,591; (ii) Mr. Goldman—$0 and $0; (iii) Mr. Esfandiari—$76,413 and $383,000.

Richard L. Eberly Employment Agreement
Mr. Eberly’s Employment Agreement provides for the accelerated vesting of his initial Company RSU award in connection with the transactions contemplated by the Merger Agreement (a single-trigger benefit). This acceleration and cash out will occur as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Equity-Based Awards under the Merger Agreement”. The Employment Agreement also provides for payments and benefits in the event Mr. Eberly’s employment is terminated by the Company without “cause” (as described below), by him for “good reason” (as described below) or the Company does not renew the Employment Agreement upon the expiration of its term (in each case, an “Eberly Qualifying Termination”). These payments and benefits consist of:
•	payment to Mr. Eberly of a lump-sum cash payment equal to one times his base salary (paid within two weeks following the termination);
•
payment to Mr. Eberly of a prorated a target bonus for the year of termination, prorated for the number of days of Mr. Eberly’s employment during the year of termination. The prorated target bonus is paid only if the Company determines that the applicable performance goals are satisfied, in which case it is paid within thirty days following such determination;

•
payment to Mr. Eberly, for the two-year period following termination (or, if earlier, until Mr. Eberly becomes eligible for coverage under health care plans of a subsequent employer), monthly cash payments equal to the COBRA premium for the highest level of coverage available under the Company’s group health plans, reduced by the monthly amount that Mr. Eberly would pay for such coverage if he was an active employee; and

•
in the event the termination occurs within the twelve-month period following a change in control (a so-called “double-trigger termination”), Mr. Eberly would become entitled to (a) the payments and benefits described above, except that the lump-sum cash payment referenced in the first bullet would equal two times, instead of one times, Mr. Eberly’s base salary, and (b) accelerated vesting in full of all time-based equity awards.

For purposes of Mr. Eberly’s Employment Agreement, “cause” means Mr. Eberly’s: (a) conviction of, or pleading nolo contendere to, any crime, whether a felony or misdemeanor, involving the purchase or sale of any security, mail or wire fraud, theft, embezzlement, moral turpitude, or theft of Company property (with the exception of minor traffic violations and similar misdemeanors); (b) repeated neglect of his duties to the Company; or (c) willful misconduct in connection with the performance of his duties or other material breach of his Employment Agreement. However, the Company may not terminate Mr. Eberly’s employment for cause unless (i) the Company first gives Mr. Eberly notice of its intention to terminate and of the grounds for such termination within ninety days following the date the Company Board is informed of such grounds at a meeting of the Company Board and (ii) if such cause is capable of being cured, Mr. Eberly has not, within thirty days following receipt of such notice, cured such cause in a manner reasonably satisfactory to the Company Board.
For purposes of Mr. Eberly’s Employment Agreement, “good reason” mean the Company: (a) reducing Mr. Eberly’s position, duties, or authority; (b) failing to secure the agreement of any successor entity to the Company that Mr. Eberly will continue in his position without reduction in position, duties or authority; (c) relocating Mr. Eberly’s principal work location beyond a fifty-mile radius of his work location as of the effective date of his Employment Agreement; or (d) committing any material breach of his Employment Agreement. For purposes of the definition of “good reason”, the occurrence of a change in control, following which the Company continues to have its common stock publicly traded and Mr. Eberly is offered continued employment as an executive officer with substantially the same duties and authority of such publicly traded entity as he has under his existing Employment Agreement, will not be deemed to give rise to an event or condition constituting good reason. Also, no event or condition will constitute good reason unless (i) Mr. Eberly gives the Company a notice specifying his objection to such event or condition within ninety days following the occurrence of such event or condition, (ii) such event or condition is not corrected, in all material respects, by the Company in a manner that is reasonably satisfactory to Mr. Eberly within thirty days following the Company’s receipt of such notice, and (iii) Mr. Eberly resigns from his employment with the Company not more than thirty days following the expiration of the thirty-day period described in the foregoing clause (ii).
If, for a period of one year following the termination of his employment with the Company, Mr. Eberly breaches in any material respect any of his obligations under his Non-Disclosure, Intellectual Property, Non-Competition and Non-Solicitation Agreement with the Company, including, directly or indirectly, (i) inducing or attempting to induce any employee of the Company to leave the employ of the Company, or in any way interfering with the relationship between the Company and any other employee; (ii) except when acting at the request of the Company on behalf of or for the benefit of the Company, inducing suppliers, subcontractors, customers, agents or other sources of material, services or distribution of the Company’s business under contract or doing business with the Company to terminate, reduce, alter or divert business with or from the Company; and (iii) either as a principal, agent, employee, employer, consultant, partner, member or manager of a limited liability company, shareholder of a company that does not have securities registered under the Exchange Act, or a stockholder in excess of one percent of a company that has securities registered under the Exchange Act, corporate officer or director, or in any other individual or representative capacity, engage or otherwise participate in any manner or fashion in any business that directly competes with the business activities of the Company in or about any market in which the Company is, or has publicly announced a plan for doing business, the Company may cease providing him with any unpaid payments and/or benefits, including portions related to continued health coverage, subject to applicable laws. Mr. Eberly’s receipt of severance benefits is subject to Mr. Eberly executing and delivering to the Company a general release of claims in favor of the Company and certain related parties, in substantially the form attached as Exhibit A to the Employment Agreement. The release of claims includes a customary mutual non-disparagement covenant. Payments and benefits under the Employment Agreement are subject to recoupment by the Company under any applicable recoupment policy of the Company that is generally applicable to the Company’s executives, as may be adopted by the Company Board and in effect from time-to-time or as required by applicable law.
The initial term of the Employment Agreement began on March 16, 2020, and ended on December 31, 2021. Commencing on January 1, 2022 and each January 1 thereafter, the term will be automatically extended for one additional calendar year unless, not later than the October 1 immediately preceding the scheduled expiration of the term (or any extension thereof), either Mr. Eberly or the Company gives notice to the other party that the term will not be extended.
The Employment Agreement provides that the Company will cause the Employment Agreement to be assumed by any entity that succeeds to all or substantially all of the Company’s business or assets and that the Employment Agreement will be binding upon any successor to all or substantially all of the Company’s business or assets. However, no such assumption will release the Company of its obligations under the Employment Agreement, to the extent not satisfied by such successor, without Mr. Eberly’s consent.
Javan Esfandiari Employment Agreement
Mr. Esfandiari’s Employment Agreement provides that if Mr. Esfandiari’s employment is terminated by the Company without “cause” (as described below), or if Mr. Esfandiari terminates his employment for “reasonable basis” (as described below), then the Company will, in exchange for Mr. Esfandiari’s execution of a general release and waiver of claims against the Company as of the termination date in a form reasonably acceptable to the Company, continue to pay Mr. Esfandiari’s his base salary for a period of twelve months following the date such general release and waiver of claims is executed in accordance with the Company’s customary payroll practices.
For purposes of Mr. Esfandiari’s Employment Agreement, “cause” will occur if the Company Board, acting in good faith based upon the information then known to the Company, determines that Mr. Esfandiari has engaged in or committed any of the following: (a) willful misconduct, gross negligence, theft, fraud, or other illegal conduct; (b) refusal or unwillingness to perform Mr. Esfandiari’s duties; (c) performance by Mr. Esfandiari of Mr. Esfandiari’s duties determined by the Company Board to be inadequate in a material respect; (d) breach of any applicable non-competition provision, confidentiality provision or other proprietary information or inventions agreement between Mr. Esfandiari and the Company; (e) inappropriate conflict of interest; (f) insubordination; (g) failure to follow the directions of the Company Board or any committee thereof; (h) any other material breach of his Employment; or (i) an indictment or conviction of any felony, or any entry of a plea of nolo contendre, under the laws of the United States or any United States state.
For purposes of Mr. Esfandiari’s Employment Agreement, “reasonable basis” means (a) a material breach of his Employment Agreement by the Company, provided, however, that Mr. Esfandiari must provide written notice to the Company of any alleged material breach, and any alleged material breach will only be considered a material breach if the Company fails to cure such breach within thirty days after receiving notice of such breach; (b) termination of Mr. Esfandiari’s employment by the Company without cause during the term of the Employment Agreement; (c) a reduction in Mr. Esfandiari’s salary, except to the extent that a majority of the other executive officers of the Company incur reductions of salary that average no less than the percentage reduction incurred by Mr. Esfandiari; or (d) termination of Mr. Esfandiari’s employment by Mr. Esfandiari within six (6) months after a change in control.

The Employment Agreement provides that so long as Mr. Esfandiari is employed by the Company, and (i) for a period of two years following the termination of his employment under the Employment Agreement, Mr. Esfandiari will not induce or attempt to induce any employee of the Company to leave the employ of the Company, or in any way interfere with the relationship between the Company and any other employee; (ii) for a period of one year following the termination of his employment under the Employment Agreement, Mr. Esfandiari, except when acting at the request of the Company on behalf of or for the benefit of the Company, will not induce customers, agents or other sources of distribution of the Company’s business under contract or doing business with the Company to terminate, reduce, alter or divert business with or from the Company; and (iii) for a period of one year following the termination of his employment under the Employment Agreement, Mr. Esfandiari will not, directly or indirectly, including as a stockholder in excess of one percent of a company that has securities registered under the Exchange Act, engage or otherwise participate in any manner or fashion in any business that directly competes with the business activities of the Company in or about any market in which the Company is, or has publicly announced a plan for doing business. The covenant described under clause (i) above will not apply if Mr. Esfandiari’s employment is terminated within twelve months of a change in control. The severance benefits under the Mr. Esfandiari’s Employment Agreement are contingent on his execution of a general release and waiver of claims against the Company as of the termination date in a form reasonably acceptable to the Company.
The term of the Employment Agreement commenced on March 5, 2016 and will continue in effect through December 31, 2024. Commencing on January 1, 2025 and each January 1 thereafter, the term will be automatically extended for one additional year unless the Company delivers Mr. Esfandiari, at least three months prior to the scheduled expiration of the term (or any extension thereof), written notice that the term will not be extended.
Legal Proceedings
As of the date of this Schedule 14D-9, there are currently no legal proceeding pending relating to the Offer or the Merger.
Securities Litigation
On February 3, 2023, the court in the Securities Litigation, as described in “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Company Board—Background of the Offer” above, entered an opinion and order granting preliminary approval of the proposed settlement of the Securities Litigation. The court set a hearing on June 5, 2023 to determine, inter alia, whether final approval should be given to the settlement.
Derivative Litigation
On February 3, 2023, the Company submitted a letter to the United States District Court for the Eastern District of New York before which the Wong Complaint is pending, as described in “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Company Board—Background of the Offer” above, informing the court of the proposed merger with Parent. In its letter, the Company advised the court that because the corporate governance enhancements central to the parties’ settlement in principle will be mooted if the merger is consummated (in which case there will no longer be any Chembio public stockholders), the Company requested that the action should continue to be stayed until such time as it is known whether the merger with Parent is completed.
On February 6, 2023, counsel for the plaintiff in the Chen Complaint sent a letter to K&L Gates, as counsel for the defendants, informing them of their intent to request the state court to lift the stay of the Chen Complaint on an expedited basis for the purposes of allowing the plaintiff to engage in limited discovery, and suggesting that the parties speak to the mediator who had previously served the parties.
On February 7, 2023, K&L Gates sent counsel for the plaintiff in the Chen Complaint a letter rejecting their request for discovery but agreeing to engage in a call with the mediator to further discuss the impact of the proposed Merger on the Derivative Litigation. On February 10, 2023, the defendents in the Wong Complaint submitted a letter to the United States District Court for the Eastern District of New York, before which the Wong action is pending, advising it that the parties had participated in a conference call on February 6, 2023 with the plaintiffs in the Derivative Litigation, and that subsequent to that call they had received the aforementioned letter from counsel for the plaintiff in the Chen action and had agreed to participate in a call with the mediator to be held on February 13, 2023. On February 8, 2023, the court in the Wong action entered an order acknowledging the parties’ agreement to consult with the mediator and directing the parties to file a joint status letter on or before February 17, 2023.
On February 13, 2023, the parties in the Derivative Litigation participated in a call with the mediator to discuss the impact of the proposed Merger on the settlement in principle and plaintiffs’ standing in the event the Merger is consummated, as well as the discovery sought in the Chen action. While no resolution was reached on these issues during the call, the parties agreed to discuss the substance of their call and the mediator’s suggestions with their clients, and counsel for Chen indicated that they would review the Schedule 14D-9 once filed to determine whether they would pursue the discovery for the Chen action set forth in their February 6 letter.
Regulatory Approvals
Other than as described herein, the Company is not aware of any other filings, approvals, licenses, permits or other actions by or with any governmental authority or administrative or regulatory agency (other than consents as may be required by federal or state securities laws, and the filing of the articles of merger with the Nevada Secretary of State and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company is qualified to do business) that would be required for Parent’s or Purchaser’s acquisition of the Shares pursuant to the Offer or the Merger.
Stockholder Approval of the Merger Not Required
Because the Merger will be consummated in accordance with NRS Section 92A.133, no stockholder vote or consent will be necessary to effect the Merger. That statute permits a merger of a Nevada corporation to be consummated without a stockholder vote if the other party to the merger and its owned affiliates have the voting power required to approve such merger pursuant to NRS Chapter 92A and the Nevada corporation’s articles of incorporation and bylaws, including voting power of shares acquired in an offer (including rollover shares or shares irrevocably accepted for purchase or exchange in the offer) made by the other entity party to the merger for all of the outstanding shares of each class or series of stock of the Nevada corporation listed on a national securities exchange, provided that the merger must be effected as soon as practicable following the consummation of the offer and that, subject to certain permitted exclusions, each outstanding share that is the subject of, but not irrevocably accepted for purchase or exchange in, the offer is converted in the merger into the same amount and kind of cash, property, rights or securities paid for those shares irrevocably accepted for purchase or exchange in the offer. The Merger complies with these requirements and the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with NRS Section 92A.133.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 23, 2022 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022, filed with the SEC on May 5, 2022, August 5, 2022 and November 3, 2022, respectively.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding the planned completion of the Offer and the Merger, statements regarding the ability to complete the Offer and the Merger considering the various closing conditions, statements related to the

Company’s and Parent’s plans, objectives, expectations and intentions with respect to the proposed Transaction and the combined company, and forecasted or projected financial information. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the Transactions contemplated by the Merger Agreement; uncertainties as to the percentage of Shares tendered in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the effects of disruption caused by the Transactions making it more difficult for the Company to maintain relationships with employees, customers, partners, collaborators, vendors, regulators and other third parties; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and other risks and uncertainties pertaining to the Company, including the risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.
Where You Can Find More Information
The Company is subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of their securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov.
The SEC allows the Company to “incorporate by reference” information into this Schedule 14D-9, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.
Item 9.	Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 14, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Project Merci Merger Sub, Inc. with the SEC on February 14, 2023)
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(1)(E)	Summary Advertisement, as published in the New York Times on February 14, 2023 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(5)(A)
Joint Press Release issued by Chembio Diagnostics, Inc. and Biosynex SA, dated January 31, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 31, 2023)

(a)(5)(B)
Chembio Diagnostics, Inc. Commercial Procurement Talking Points, first used on January 31, 2023 (incorporated by reference to Exhibit 99.1 to Chembio Diagnostics, Inc’s Schedule 14D9C, January 31, 2023)

(a)(5)(C)	Chembio Diagnostics, Inc. CEO Email to All Employees, first used on January 31, 2023 (incorporated by reference to Exhibit 99.2 to Chembio Diagnostics, Inc’s Schedule 14D9C, January 31, 2023)

Exhibit No.	Description
(a)(5)(D)	Chembio Diagnostics, Inc. Employee FAQs, first used on January 31, 2023 (incorporated by reference to Exhibit 99.3 to Chembio Diagnostics, Inc’s Schedule 14D9C, January 31, 2023)
(a)(5)(E)	Chembio Diagnostics, Inc. Letter to Customers and Vendors, first used on January 31, 2023 (incorporated by reference to Exhibit 99.4 to Chembio Diagnostics, Inc’s Schedule 14D9C, January 31, 2023)
(a)(5)(F)	Opinion of Craig-Hallum Capital Group LLC, dated January 31, 2023 (included as Annex A to this Schedule 14D-9)
(e)(1)
Agreement and Plan of Merger, dated January 31, 2023, among Chembio Diagnostics, Inc., Project Merci Merger Sub, Inc. and Biosynex SA (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on January 31, 2023)

(e)(2)	Confidentiality Agreement, dated May 25, 2022, by and between Chembio Diagnostics, Inc. and Biosynex SA (incorporated by reference to Exhibit (d)(2) to the Schedule TO)
(e)(3)+	Chembio Diagnostics, Inc. 2014 Stock Incentive Plan (incorporated by reference to Attachment A to the Proxy Statement on Form DEF 14A filed on April 29, 2014)
(e)(4)+	Chembio Diagnostics, Inc. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed on March 13, 2020)
(e)(5)+	Restated Annual Incentive Bonus Plan of Chembio Diagnostics, Inc., adopted as of March 15, 2019 (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed on March 18, 2019)
(e)(6)+
Outside Director Compensation Policy of Chembio Diagnostics, Inc. adopted as of December 15, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 17, 2020)

(e)(7)+
Employment Agreement, dated as of March 4, 2020 and effective as of March 16, 2020 between Chembio Diagnostics, Inc. and Richard L. Eberly (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 20, 2020)

(e)(8)+
Amendment No. 1 dated February 9, 2022 between Chembio Diagnostics, Inc. and Richard L. Eberly, amending the Employment Agreement dated March 4, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 14, 2022)

(e)(9)*+	Non-Disclosure, Intellectual Property, Non-Competition and Non-Solicitation Agreement, dated as of March 16, 2020, between Chembio Diagnostics, Inc. and Richard L. Eberly
(e)(10)+	Employment Agreement dated March 5, 2016 between Chembio Diagnostics, Inc. and Javan Esfandiari (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on March 14, 2016)
(e)(11)+
Amendment No. 1 dated March 20, 2019 between Chembio Diagnostics, Inc. and Javan Esfandiari, amending the Employment Agreement dated March 5, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 25, 2019)

(e)(12)+
Amendment No. 2 dated November 30, 2021 between Chembio Diagnostics, Inc. and Javan Esfandiari, amending the Employment Agreement dated March 5, 2016 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 6, 2021)

(e)(13)+
Employment Agreement, dated as of December 30, 2021 and effective as of January 5, 2022, between Chembio Diagnostics, Inc. and Lawrence J. Steenvoorden (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 6, 2022)

(e)(14)*+	Non-Disclosure, Intellectual Property, Non-Competition and Non-Solicitation Agreement, dated as of January 5, 2022, between Chembio Diagnostics, Inc. and Lawrence J. Steenvoorden
(e)(15)*+	Retention Agreement with Paul Angelico, dated as of February 9, 2022
(e)(16)*+	Retention Agreement with Charles Caso, dated as of February 9, 2022
(e)(17)*+	Non-Disclosure, Intellectual Property, Non-Competition and Non-Solicitation Agreement, dated as of February 9, 2022, between Chembio Diagnostics, Inc. and Charles Caso
*	Filed herewith.
+	Indicates management contract or compensatory plan

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CHEMBIO DIAGNOSTICS, INC.

By:	/s/ Lawrence J. Steenvoorden
Name:	Lawrence J. Steenvoorden
Title:	Chief Financial Officer and Executive Vice President
Dated: February 14, 2023

Annex A
Opinion of Craig-Hallum Capital Group LLC

January 31, 2023
Personal and Confidential
CHEMBIO DIAGNOSTICS, INC.
Attention: Board of Directors
555 Wireless Blvd.
Hauppauge, NY 11788
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock of Chembio Diagnostics, Inc., a Nevada corporation (the “Company”), of the Transaction Consideration (as defined below) to be received pursuant to the Agreement and Plan of Merger (the “Agreement”), dated January 31, 2023, entered into by and among Company, Biosynex SA, a French société anonyme (“Parent”), and Project Merci Merger Sub, Inc., a Nevada corporation and wholly owned indirect subsidiary of Parent (“Merger Sub”). The Agreement provides that, among other things, (i) Merger Sub has agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Company common stock (the “Shares”) for a price per share of $0.45 (the “Offer Price”), and (ii) as soon as practicable following the Offer closing, Merger Sub will merge with and into the Company, with the Company being the surviving corporation (the “Transaction”). The consideration to be paid by Parent to the holders of the Company’s outstanding common stock will consist solely of a cash payment equal to $0.45 per share. (the “Transaction Consideration”). The terms of the Transaction are more fully set forth in the Agreement, and capitalized terms used but not defined herein have the meanings ascribed to such terms in the Agreement.
We, as a customary part of our investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by the Company to render this opinion to its Board of Directors and we will receive a fee from the Company for providing this opinion, which is not contingent upon closing of the Transaction. The Company has also agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement relating to advising the Company on the Transaction.
In addition to providing this opinion, we have acted as financial advisor to the Company in relation to the Transaction. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities.
We have provided investment banking services to the Company in the past. During the past two years, we have received $1,653,083 in compensation from the Company for investment banking services, and we will receive an advisory fee of $1,000,000 in addition to the fee to be paid in connection with our rending of this opinion. We have not provided any services to Parent during the past two years. We do not have any mutual understanding with the Company regarding the provision of future investment banking services, although we may seek to be engaged for compensation in the future to perform investment banking services for the Company.
In connection with our review of the Transaction and in arriving at our opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
(a)	reviewed and analyzed the terms of the Agreement;
(b)	reviewed and analyzed certain historical financial, operating and business information related to the Company;

(c)	reviewed and analyzed certain internal financial projections of the Company prepared for financial planning purposes and furnished by management of the Company;
(d)	reviewed and analyzed certain publicly available information relative to the Company;
(e)	reviewed and analyzed certain historical financial, operating, market and securities data of the Company publicly available or furnished by management of the Company;
(f)	conducted discussions with members of management of the Company with respect to the business and prospects of the Company;
(g)	reviewed and analyzed the reported prices and trading activity of shares of Company Common Stock;
(h)	compared the financial performance of the Company with that of certain other publicly traded companies deemed by us to be comparable to the Company;
(i)
to the extent publicly available, reviewed and analyzed financial terms of certain acquisition transactions involving companies operating in businesses and industries deemed similar to that in which the Company operates and selected companies deemed comparable to the Company; and

(j)	performed a discounted cash flow analysis on the Company on a stand-alone basis incorporating various assumptions provided to us by management of the Company.
In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our opinion.
In conducting our review of the Transaction, financial analyses and in rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and at your direction we have assumed, that the financial projections for the Company reviewed by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. If any of the foregoing assumptions are not accurate, the conclusion set forth in this opinion could be materially affected. The Company does not publicly disclose internal financial information of the type provided to us in connection with our review of the Transaction. As a result, such information was prepared for financial planning purposes by management of the Company, and was not prepared with the expectation of public disclosure.
The credit, financial and stock markets have from time to time experienced unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction or the Transaction Consideration to be paid in connection therewith, and this opinion does not purport to address potential developments in any such markets and the impacts those potential developments may have on our analyses between the date of delivery of this opinion and the Closing or any period thereafter.
We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.
We have assumed that the Transaction will be consummated pursuant to the terms of the Agreement. In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, including, without limitation, any intellectual property for which the Company may or may not currently receive royalty or licensing fees, and we have not been furnished with any such appraisals or valuations, and have made no physical inspection of the property or assets of the Company. We express no opinion regarding the liquidation value of any entity.
We were not requested to opine, and no opinion is hereby rendered, as to whether any analyses of an entity, other than as a going concern, is appropriate in the circumstances and, accordingly, we have performed no such analyses. We have undertaken no independent analysis of any pending or threatened litigation, governmental proceedings or investigations, possible unasserted claims or other contingent liabilities, to which any of the Company, Parent or their respective affiliates is a party or may be subject, and at the Company’s direction and with its consent, our opinion makes no assumption concerning and therefore does not consider, the possible assertion of claims, outcomes, damages or recoveries arising out of any such matters. No company or transaction used in any analysis for purposes of comparison is identical to the Company or the Transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Transaction were compared and other factors that could affect the public trading value or transaction value of the companies, as applicable.
This opinion is necessarily based upon the financial, market, economic and other conditions that exist on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion, which may come or be brought to our attention after the date of the opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock have traded or such stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.
Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company, Parent, the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.
This opinion is furnished pursuant to and subject to the terms of our engagement letter dated January 13, 2023 (the “Engagement Letter”). This opinion is directed to the Board of Directors of the Company in connection with its consideration of the Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should act or vote with respect to the Transaction or any other matter. Notwithstanding the foregoing, the Board of Directors of the Company is authorized to rely upon this opinion. Except with respect to the use and disclosure of this opinion in connection with the tender offer documents relating to the Transaction or other filings required by securities laws in accordance with the Engagement Letter, this opinion shall not be published, disclosed or otherwise used, nor shall any public references to us be made, without our prior written approval; provided that any summary of this opinion must be in form and substance reasonably acceptable to us and our counsel.
This opinion addresses solely the fairness, from a financial point of view, to the holders of the common stock of the Company of the Transaction Consideration to be received in the Transaction pursuant to the Agreement, and it does not address any other terms or agreement relating to the Transaction. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, or any solvency or fraudulent conveyance consideration relating to the Transaction. We express no opinion as to the relative merits of the Transaction as compared to any alternative business strategies or transactions that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage. We have not been asked to consider, and this opinion does not address, the price at which the Company Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company to pay its obligations when they come due. In connection with our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with, or reviewed by us. We are not rendering any legal, accounting, or other advice and understand that the Company is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the Transaction.
The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at this opinion, we did not attribute any particular weight to any particular analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by us in our analyses, and no one method of analysis should be regarded as critical to the overall conclusion reached herein. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses and of the factors considered by us, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying this opinion. The conclusion reached by us, therefore, is based on the application of our own experience and judgment to all analyses and factors considered by us, taken as a whole. This opinion was reviewed and approved by the Craig-Hallum Fairness Opinion Committee.
Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Transaction Consideration to be received by the holders of the outstanding common stock of the Company in the Transaction pursuant to the Agreement is fair, from a financial point of view, to those holders.
Very truly yours,

Craig-Hallum Capital Group LLC
A-4